SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2017 to 09/30/2017	7
01/01/2016 to 09/30/2016	8
Statement of Value Added	9
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance Sheet - Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
01/01/2017 to 09/30/2017	15
01/01/2016 to 09/30/2016	16
Statement of Value Added	17
Notes to the quarterly financial information	18
Reports and Statements
Unqualified Independent Auditors’ Review Report	71

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 09/30/2017
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	30,391,000
Preferred	0
Total	30,391,000

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		09/30/2017	12/31/2016
1	Total Assets	41,160,548	41,716,949
1.01	Current assets	7,609,732	7,989,806
1.01.01	Cash and cash equivalent	668,438	1,466,746
1.01.02	Financial investments	726,741	758,433
1.01.02.02	Financial investments at amortized cost	726,741	758,433
1.01.03	Trade receivables	2,868,348	2,624,853
1.01.04	Inventory	2,748,074	2,504,230
1.01.08	Other current assets	598,131	635,544
1.02	Non-current assets	33,550,816	33,727,143
1.02.01	Long-term assets	1,480,654	1,395,962
1.02.01.09	Other non-current assets	1,480,654	1,395,962
1.02.02	Investments	22,549,492	22,703,508
1.02.03	Property, plant and equipment	9,458,020	9,580,126
1.02.04	Intangible assets	62,650	47,547

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		09/30/2017	12/31/2016
2	Total liabilities	41,160,548	41,716,949
2.01	Current liabilities	6,704,186	4,108,798
2.01.01	Payroll and related taxes	161,905	135,676
2.01.02	Trade payables	1,657,411	1,312,183
2.01.03	Tax payables	79,728	66,445
2.01.04	Borrowings and financing	4,222,977	2,051,882
2.01.05	Other payables	514,925	464,531
2.01.06	Provisions	67,240	78,081
2.01.06.01	Provision for tax, social security, labor and civil risks	67,240	78,081
2.02	Non-current liabilities	27,760,850	31,413,623
2.02.01	Long term Borrowings and financing	24,454,575	28,196,893
2.02.02	Other payables	56,204	76,499
2.02.03	Deferred Taxes	571,070	587,357
2.02.04	Provisions	2,679,001	2,552,874
2.02.04.01	Provision for tax, social security, labor and civil risks	552,768	548,537
2.02.04.02	Other provisions	2,126,233	2,004,337
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	215,858	265,772
2.02.04.02.04	Pension and healthcare plan	719,266	719,266
2.02.04.02.05	Provision for losses on investments	1,191,109	1,019,299
2.03	Shareholders’ equity	6,695,512	6,194,528
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04.02	Earnings reserves	238,976	238,976
2.03.04.09	Treasury shares	(238,976)	(238,976)
2.03.05	Accumulated profit/(losses)	(1,649,259)	(1,301,961)
2.03.08	Other comprehensive income	3,804,741	2,956,459

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Parent Company Financial Statements / Statements of Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	07/01/2017 to 09/30/2017	01/01/2017 to 09/30/2017	07/01/2016 to 09/30/2016	01/01/2016 to 09/30/2016
3.01	Revenues from sale of goods and rendering of services	2,878,254	7,672,028	2,288,121	6,457,435
3.02	Costs from sale of goods and rendering of services	(2,432,348)	(6,439,752)	(1,825,749)	(5,370,811)
3.03	Gross profit	445,906	1,232,276	462,372	1,086,624
3.04	Operating expenses/income	(268,582)	(330,911)	150,220	(1,364,026)
3.04.01	Selling expenses	(186,675)	(549,437)	(141,831)	(448,060)
3.04.02	General and administrative expenses	(28,212)	(148,272)	(87,854)	(283,481)
3.04.04	Other operating income	6,170	11,834	152,150	156,720
3.04.05	Other operating expenses	(74,616)	(196,087)	(85,595)	(295,588)
3.04.06	Equity in results of affiliated companies	14,751	551,051	313,350	(493,617)
3.05	Profit before financial income (expenses) and taxes	177,324	901,365	612,592	(277,402)
3.06	Financial income (expenses)	43,410	(1,255,316)	(707,174)	(574,164)
3.06.01	Financial income	102,978	235,858	65,651	152,322
3.06.02	Financial expenses	(59,568)	(1,491,174)	(772,825)	(726,486)
3.06.02.01	Net exchange differences over financial instruments	478,274	332,639	(113,895)	2,041,002
3.06.02.02	Financial expenses	(537,842)	(1,823,813)	(658,930)	(2,767,488)
3.07	Profit (loss) before taxes	220,734	(353,951)	(94,582)	(851,566)
3.08	Income tax and social contribution	5,732	6,653	3,321	5,769
3.09	Profit (loss) from continued operations	226,466	(347,298)	(91,261)	(845,797)
3.10	Profit (loss) from discontinued operations	-	-	(6,984)	(6,786)
3.11	Profit (loss) for the year	226,466	(347,298)	(98,245)	(852,583)

3.99.01.01	Common shares	0.16687	(0.25591)	(0.07240)	(0.62822)
3.99.02.01	Common shares	0.16687	(0.25591)	(0.07240)	(0.62822)

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Parent Company Financial Statements / Statements of Comprehensive Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	07/01/2017 to 09/30/2017	01/01/2017 to 09/30/2017	07/01/2016 to 09/30/2016	01/01/2016 to 09/30/2016
4.01	(Loss) profit for the year	226,466	(347,298)	(98,245)	(852,583)
4.02	Other comprehensive income	667,498	848,282	661,630	1,491,560
4.02.01	Actuarial gains over pension plan of affiliates, net of taxes	30	88	29	143
4.02.04	Cumulative translation adjustments for the year	(47,328)	82,130	73,956	(386,136)
4.02.05	Available-for-sale assets	496,044	614,542	647,552	775,405
4.02.10	(Loss) / gain on the percentage change in investments	-	2,814	740	1,324
4.02.11	Gain (loss) on cash flow hedge accounting	200,236	134,374	(56,324)	1,016,560
4.02.13	Realization of cash flow hedge accounting reclassified to income statement	16,212	37,933	5,949	26,472
4.02.14	Gain (Loss) on net investment hedge from investments in affiliates	2,304	(23,599)	(10,272)	57,792
4.03	Comprehensive income for the year	893,964	500,984	563,385	638,977

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Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2017 to 09/30/2017	01/01/2016 to 09/30/2016
6.01	Net cash from operating activities	498,973	1,418,549
6.01.01	Cash from operations	841,009	(393,672)
6.01.01.01	Profit (loss) for the period	(347,298)	(852,583)
6.01.01.03	Financial charges in borrowing and financing raised	1,670,505	1,909,151
6.01.01.04	Financial charges in borrowing and financing granted	(89,576)	(27,919)
6.01.01.05	Depreciation, depletion and amortization	497,288	418,828
6.01.01.06	Equity in results of affiliated companies	(551,051)	493,617
6.01.01.07	Deferred tax	(6,653)	(5,820)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	(6,610)	(15,027)
6.01.01.09	Exchange differences, net	(278,230)	(2,320,143)
6.01.01.12	Write-off of PPE and Intangible assets	(521)	20,751
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	(49,914)	(6,760)
6.01.01.14	Gains from business combination	-	(28,013)
6.01.01.15	Others	3,069	20,246
6.01.02	Changes in assets and liabilities	(342,036)	1,812,221
6.01.02.01	Trade receivables - third parties	(229,704)	(118,462)
6.01.02.02	Trade receivables - related parties	(11,766)	430,601
6.01.02.03	Inventories	(243,844)	580,585
6.01.02.04	Receivables - related parties	1,576,325	2,349,816
6.01.02.05	Tax assets	(86,897)	250,807
6.01.02.06	Judicial deposits	(19,141)	27,745
6.01.02.09	Trade payables	345,228	261,063
6.01.02.10	Payroll and related taxes	26,229	20,000
6.01.02.11	Taxes in installments – REFIS	13,102	71,734
6.01.02.13	Payables to related parties	5,533	(2,986)
6.01.02.15	Interest paid	(1,748,225)	(2,023,675)
6.01.02.16	Interest received - Related Parties	187	-
6.01.02.18	Others	30,937	(35,007)
6.02	Net cash used in investing activities	(264,740)	(434,870)
6.02.01	Advance for future capital increase	(30,501)	(222,374)
6.02.02	Purchase of property, plant and equipment	(355,941)	(878,908)
6.02.07	Intercompany loans granted	(16,540)	(56,547)
6.02.09	Intercompany loans received	7,297	-
6.02.10	Exclusive funds	(200)	84,738
6.02.11	Financial Investments, net of redemption	31,693	638,221
6.02.12	Cash received from disposal of investment - CGPAR	99,452	-
6.03	Net cash used in financing activities	(1,033,516)	(469,845)
6.03.01	Borrowings and financing raised, net of transaction cost	171,000	(26,018)
6.03.02	Borrowings and financing, related parties	-	40,239
6.03.03	Funding Forfaiting/ Drawee Risk	-	78,240
6.03.04	Payment Forfaiting / Drawee Risk	-	(300,321)
6.03.05	Amortization of borrowings and financing	(960,174)	(221,693)
6.03.06	Amortization of borrowings and financing - related parties	(244,342)	(40,239)
6.03.07	Payments of dividends and interests on shareholder´s equity	-	(53)
6.04	Exchange rate on translating cash and cash equivalents	975	1,280
6.05	Increase (decrease) in cash and cash equivalents	(798,308)	515,114
6.05.01	Cash and equivalents at the beginning of the year	1,466,746	1,885,199
6.05.02	Cash and equivalents at the end of the year	668,438	2,400,313

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2017 to 09/30/2017
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528
5.03	Adjusted opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528
5.05	Total comprehensive income	-	-	-	(347,298)	848,282	500,984
5.05.01	Profit (loss) for the period	-	-	-	(347,298)	-	(347,298)
5.05.02	Other comprehensive income	-	-	-	-	848,282	848,282
5.05.02.04	Translation adjustments for the year	-	-	-	-	82,130	82,130
5.05.02.08	Actuarial gains/(Losses) on pension plan, net of taxes	-	-	-	-	88	88
5.05.02.09	Available-for-sale assets, net of taxes	-	-	-	-	614,542	614,542
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	-	2,814	2,814
5.05.02.11	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	172,307	172,307
5.05.02.13	(Loss) / gain on foreign investments	-	-	-	-	(23,599)	(23,599)
5.07	Closing balance	4,540,000	30	-	(1,649,259)	3,804,741	6,695,512

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2016 to 09/30/2016
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509
5.03	Adjusted opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509
5.05	Total comprehensive income	-	-	-	(852,583)	1,491,560	638,977
5.05.01	Profit (loss) for the period	-	-	-	(852,583)	-	(852,583)
5.05.02	Other comprehensive income	-	-	-	-	1,491,560	1,491,560
5.05.02.04	Translation adjustments for the year	-	-	-	-	(386,136)	(386,136)
5.05.02.08	Actuarial gains on pension plan, net of taxes	-	-	-	-	143	143
5.05.02.09	Available-for-sale assets, net of taxes	-	-	-	-	775,405	775,405
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	-	1,324	1,324
5.05.02.11	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	1,016,560	1,016,560
5.05.02.12	Realization of cash flow hedge reclassified to the income statement	-	-	-	-	26,472	26,472
5.05.02.13	(Loss) / gain on foreign investments	-	-	-	-	57,792	57,792
5.07	Closing balance	4,540,000	30	-	(1,219,797)	3,282,253	6,602,486

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Parent Company Financial Statements / Statement of Value Added
(R$ thousand)
		Year to date	Previous year
Code	Description	01/01/2017 to 09/30/2017	01/01/2016 to 09/30/2016
7.01	Revenues	9,476,920	8,039,004
7.01.01	Sales of products and rendering of services	9,425,899	8,062,255
7.01.02	Other revenues	66,237	(14,491)
7.01.04	Allowance for (reversal of) doubtful accounts	(15,216)	(8,760)
7.02	Raw materials acquired from third parties	(7,343,265)	(6,199,678)
7.02.01	Cost of sales and services	(6,627,795)	(5,584,069)
7.02.02	Materials, electric power, outsourcing and other	(714,074)	(602,317)
7.02.03	Impairment/recovery of assets	(1,396)	(13,292)
7.03	Gross value added	2.133.655	1,839,326
7.04	Retentions	(497,288)	(418,828)
7.04.01	Depreciation, amortization and depletion	(497,288)	(418,828)
7.05	Wealth created	1.636.367	1,420,498
7.06	Value added received	787.809	(637,080)
7.06.01	Equity in income of affiliates	551.051	(493,617)
7.06.02	Financial income	235.858	152,322
7.06.03	Others	900	(295,785)
7.06.03.01	Others and exchange gains	900	(295,785)
7.07	Wealth for distribution	2.424.176	783,418
7.08	Wealth distributed	2.424.176	783,418
7.08.01	Personnel	889.242	835,872
7.08.01.01	Salaries and wages	652.517	647,165
7.08.01.02	Benefits	182.239	142,510
7.08.01.03	Severance payment (FGTS)	54.486	46,197
7.08.02	Taxes, fees and contributions	384.352	364,392
7.08.02.01	Federal	288.265	296,926
7.08.02.02	State	96.071	67,465
7.08.02.03	Municipal	16	1
7.08.03	Remuneration on third-party capital	1.497.880	428,951
7.08.03.01	Interest	1.827.044	2,767,491
7.08.03.02	Leases	8.566	7,983
7.08.03.03	Others	(337,730)	(2,346,523)
7.08.03.03.01	Others and exchange losses	(337,730)	(2,346,523)
7.08.04	Remuneration on Shareholders' capital	(347,298)	(852,583)
7.08.04.03	Retained earnings (accumulated losses)	(347,298)	(852,583)
7.08.05	Others	-	6,786
7.08.05.01	Gain (loss) on discontinued operations	-	6,786

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter	Previous Year
		09/30/2017	12/31/2016
1	Total Assets	43,873,713	44,153,623
1.01	Current assets	11,653,843	12,444,918
1.01.01	Cash and cash equivalent	3,381,432	4,871,162
1.01.02	Financial investments	757,338	760,391
1.01.02.02	Financial investments measured at amortized cost	757,338	760,391
1.01.03	Trade receivables	2,240,375	1,997,216
1.01.04	Inventory	4,246,458	3,964,136
1.01.08	Other current assets	1,028,240	852,013
1.02	Non-current assets	32,219,870	31,708,705
1.02.01	Long-term assets	1,778,197	1,745,971
1.02.01.06	Deferred tax assets	51,052	70,151
1.02.01.09	Other non-current assets	1,727,145	1,675,820
1.02.02	Investments	5,293,244	4,568,451
1.02.03	Property, plant and equipment	17,875,819	18,135,879
1.02.04	Intangible assets	7,272,610	7,258,404

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
	09/30/2017		12/31/2016
2	Total liabilities	43,873,713	44,153,623
2.01	Current liabilities	7,848,924	5,496,683
2.01.01	Payroll and related taxes	296,167	253,837
2.01.02	Trade payables	2,249,151	1,763,206
2.01.03	Tax payables	269,168	231,861
2.01.04	Borrowings and financing	3,983,810	2,117,448
2.01.05	Other payables	950,560	1,021,724
2.01.06	Provisions	100,068	108,607
2.01.06.01	Provision for tax, social security, labor and civil risks	100,068	108,607
2.02	Non-current liabilities	28,058,141	31,272,419
2.02.01	Long term Borrowings and financing	25,020,128	28,323,570
2.02.02	Other payables	129,811	131,137
2.02.03	Deferred tax liabilities	1,167,974	1,046,897
2.02.04	Provisions	1,740,228	1,770,815
2.02.04.01	Provision for tax, social security, labor and civil risks	718,592	704,485
2.02.04.02	Other provisions	1,021,636	1,066,330
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	302,370	347,064
2.02.04.02.04	Pension and healthcare plan	719,266	719,266
2.03	Consolidated Shareholders’ equity	7,966,648	7,384,521
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04.02	Earnings reserves	238,976	238,976
2.03.04.09	Treasury shares	(238,976)	(238,976)
2.03.05	Accumulated profit/(losses)	(1,649,259)	(1,301,961)
2.03.08	Other comprehensive income	3,804,741	2,956,459
2.03.09	Profit attributable to the non-controlling interests	1,271,136	1,189,993

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	07/01/2017 to 09/30/2017	01/01/2017 to 09/30/2017	07/01/2016 to 09/30/2016	01/01/2016 to 09/30/2016
3.01	Revenues from sale of goods and rendering of services	4,809,671	13,531,876	4,469,240	12,630,353
3.02	Costs from sale of goods and rendering of services	(3,596,936)	(10,016,303)	(3,157,057)	(9,470,412)
3.03	Gross profit	1,212,735	3,515,573	1,312,183	3,159,941
3.04	Operating expenses/income	(550,540)	(1,768,200)	(504,809)	(1,867,079)
3.04.01	Selling expenses	(414,544)	(1,263,611)	(405,411)	(1,247,971)
3.04.02	General and administrative expenses	(76,174)	(307,051)	(117,792)	(382,114)
3.04.04	Other operating income	8,956	21,102	168,600	202,617
3.04.05	Other operating expenses	(106,780)	(317,140)	(176,323)	(528,084)
3.04.06	Equity in results of affiliated companies	38,002	98,500	26,117	88,473
3.05	Profit before financial income (expenses) and taxes	662,195	1,747,373	807,374	1,292,862
3.06	Financial income (expenses)	(277,797)	(1,603,640)	(744,345)	(1,818,784)
3.06.01	Financial income	80,841	286,070	140,423	522,995
3.06.02	Financial expenses	(358,638)	(1,889,710)	(884,768)	(2,341,779)
3.06.02.01	Net exchange differences over financial instruments	269,925	208,730	(61,255)	128,750
3.06.02.02	Financial expenses	(628,563)	(2,098,440)	(823,513)	(2,470,529)
3.07	Profit (loss) before taxes	384,398	143,733	63,029	(525,922)
3.08	Income tax and social contribution	(128,214)	(409,890)	(122,796)	(264,617)
3.09	Profit (loss) from continued operations	256,184	(266,157)	(59,767)	(790,539)
3.10	Profit (loss) from discontinued operations	-	-	(6,984)	(6,786)
3.11	Consolidated Profit (loss) for the year	256,184	(266,157)	(66,751)	(797,325)
3.11.01	Profit attributable to the controlling interests	226,466	(347,298)	(98,245)	(852,583)
3.11.02	Profit attributable to the non-controlling interests	29,718	81,141	31,494	55,258
3.99.01.01	Common shares	0.16687	(0.25591)	(0.07240)	(0.62822)
3.99.02.01	Common shares	0.16687	(0.25591)	(0.07240)	(0.62822)

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	07/01/2017 to 09/30/2017	01/01/2017 to 09/30/2017	07/01/2016 to 09/30/2016	01/01/2016 to 09/30/2016
4.01	Consolidated profit (loss) for the year	256,184	(266,157)	(66,751)	(797,325)
4.02	Other comprehensive income	667,498	848,282	661,630	1,491,560
4.02.01	Actuarial gains over pension plan of affiliates, net of taxes	30	88	29	143
4.02.04	Cumulative translation adjustments for the year	(47,328)	82,130	73,956	(386,136)
4.02.05	Available-for-sale assets	496,044	614,542	647,552	775,405
4.02.09	(Loss) / gain on the percentage change in investments	-	2,814	740	1,324
4.02.10	Gain (loss) on cash flow hedge accounting	200,236	134,374	(56,324)	1,016,560
4.02.12	Gain (Loss) on hedge of net investment in foreign operations.	2,304	(23,599)	(10,272)	57,792
4.02.13	Realization of cash flow hedge accounting reclassified to income statement	16,212	37,933	5,949	26,472
4.03	Consolidated comprehensive income for the year	923,682	582,125	594,879	694,235
4.03.01	Attributed to controlling Shareholders	893,964	500,984	563,385	638,977
4.03.02	Attributed to non-controlling Shareholders	29,718	81,141	31,494	55,258

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Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

		Year to date	YTD previous year
Code	Description	01/01/2017 to 09/30/2017	01/01/2016 to 09/30/2016
6.01	Net cash from operating activities	94,171	(225,880)
6.01.01	Cash from operations	2,420,104	1,110,102
6.01.01.01	Profit (loss) attributable to the controlling interests	(347,298)	(852,583)
6.01.01.03	Profit (loss) attributable to the non-controlling interests	81,141	55,258
6.01.01.04	Financial charges in borrowing and financing raised	1,899,125	2,230,131
6.01.01.05	Financial charges in borrowing and financing granted	(50,815)	(42,379)
6.01.01.06	Depreciation, depletion and amortization	1,123,076	956,715
6.01.01.07	Equity in in results of affiliated companies	(98,500)	(88,473)
6.01.01.08	Deferred tax	132,171	133,416
6.01.01.09	Provision for tax, social security, labor, civil and environmental risks	4,492	(23,999)
6.01.01.10	Exchange differences, net	(239,384)	(1,140,319)
6.01.01.11	Gain (loss) from derivative financial instruments	(28,503)	362
6.01.01.13	Write-down of PPE and Intangible assets	21.600	61,791
6.01.01.14	Gain on repurchase of debt securities	-	(146,214)
6.01.01.15	Gains from business combination	-	(28,013)
6.01.01.16	Provision for environmental liabilities and decommissioning of assets	(44,694)	(138)
6.01.01.17	Others	(32,307)	(5,453)
6.01.02	Changes in assets and liabilities	(2,325,933)	(1,335,982)
6.01.02.01	Trade receivables - third parties	(219,153)	(302,616)
6.01.02.02	Trade receivables - related parties	11,141	(1,097)
6.01.02.03	Inventories	(263,261)	1,112,678
6.01.02.04	Receivables - related parties	(9,557)	6,449
6.01.02.05	Tax assets	(110,188)	330,029
6.01.02.06	Judicial deposits	(32,807)	25,556
6.01.02.08	Trade payables	480,512	286,655
6.01.02.09	Payroll and related taxes	41,601	28,739
6.01.02.10	Taxes in installments – REFIS	31,194	(247,674)
6.01.02.11	Payables to related parties	(10,356)	376
6.01.02.13	Interest paid	(2,126,761)	(2,494,408)
6.01.02.15	Interest received - Related Parties	8,678	-
6.01.02.17	Others	(126,976)	(80,669)
6.02	Net cash used in investing activities	(685,842)	(1,733,091)
6.02.02	Advance for future capital increase	-	(190,435)
6.02.03	Purchase of property, plant and equipment	(715,869)	(1,179,636)
6.02.05	Receivable/payable from derivative financial instruments	30,374	(713,049)
6.02.06	Acquisition of intangible assets	(329)	(7)
6.02.08	Intercompany loans granted	(15,188)	(32,118)
6.02.09	Intercompany loans received	12,116	-
6.02.10	Financial Investments, net of redemption	3,054	421,915
6.02.11	Cash and cash equivalents from discontinued operations	-	(40,702)
6.02.12	Cash and cash equivalents in control acquisition (business combination)	-	941
6.03	Net cash used in financing activities	(899,476)	(754,658)
6.03.01	Borrowings and financing, net of transaction cost	171,000	(27,089)
6.03.02	Funding Forfaiting / Drawee Risk	-	78,240
6.03.03	Payment Forfaiting / Drawee Risk	-	(300,321)
6.03.04	Amortization of borrowings and financing	(1,070,476)	(354,337)
6.03.07	Payments of dividends and interests on shareholder´s equity	-	(53)
6.03.09	Buyback of debt securities	-	(151,098)
6.04	Exchange rate on translating cash and cash equivalents	1,417	(56,051)
6.05	Increase (decrease) in cash and cash equivalents	(1,489,730)	(2,769,680)
6.05.01	Cash and equivalents at the beginning of the year	4,871,162	7,861,052
6.05.02	Cash and equivalents at the end of the year	3,381,432	5,091,372

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2017 to 09/30/2017
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521
5.03	Adjusted opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521
5.05	Total comprehensive income	-	-	-	(347,298)	848,282	500,984	81,141	582,125
5.05.01	Profit (loss) for the year	-	-	-	(347,298)	-	(347,298)	81,141	(266,157)
5.05.02	Other comprehensive income	-	-	-	-	848,282	848,282	-	848,282
5.05.02.04	Translation adjustments for the year	-	-	-	-	82,130	82,130	-	82,130
5.05.02.08	Actuarial gains on pension plan, net of taxes	-	-	-	-	88	88	-	88
5.05.02.09	Available-for-sale assets, net of taxes	-	-	-	-	614,542	614,542	-	614,542
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	-	2,814	2,814	-	2,814
5.05.02.11	(Loss) / gain on hedge accounting, net of taxes	-	-	-	-	172,307	172,307	-	172,307
5.05.02.13	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	(23,599)	(23,599)	-	(23,599)
5.06	Internal changes in shareholders’ equity	-	-	-	-	-	-	2	2
5.06.04	Non-controlling interests in affiliates	-	-	-	-	-	-	2	2
5.07	Closing balance	4,540,000	30	-	(1,649,259)	3,804,741	6,695,512	1,271,136	7,966,648

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2016 to 09/30/2016
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509	1,127,779	7,091,288
5.03	Adjusted opening balances	4,540,000	30	-	(367,214)	1,790,693	5,963,509	1,127,779	7,091,288
5.05	Total comprehensive income	-	-	-	(852,583)	1,491,560	638,977	55,258	694,235
5.05.01	Profit (loss) for the year	-	-	-	(852,583)	-	(852.583)	55,258	(797,325)
5.05.02	Other comprehensive income	-	-	-	-	1,491,560	1,491,560	-	1,491,560
5.05.02.04	Translation adjustments for the year	-	-	-	-	(386,136)	(386,136)	-	(386,136)
5.05.02.08	Actuarial gains on pension plan, net of taxes	-	-	-	-	143	143	-	143
5.05.02.09	Available-for-sale assets, net of taxes	-	-	-	-	775,405	775,405	-	775,405
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	-	1,324	1,324	-	1,324
5.05.02.11	(Loss) / gain on hedge accounting, net of taxes	-	-	-	-	1,016,560	1,016,560	-	1,016,560
5.05.02.12	Realization of cash flow hedge reclassified to the income statement	-	-	-		26,472	26,472	-	26,472
5.05.02.13	(Loss) / gain on net investment hedge, net of taxes	-	-	-	-	57,792	57,792	-	57,792
5.06	Internal changes in shareholders’ equity	-	-	-	-	-	-	(606)	(606)
5.06.04	Non-controlling interests in affiliates	-	-	-	-	-	-	(606)	(606)
5.07	Closing balance	4,540,000	30	-	(1,219,797)	3,282,253	6,602,486	1,182,431	7,784,917

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Consolidated Financial Statements / Statements of Value Added
(R$ thousand)
		Year to date	Previous year
Code	Description	01/01/2017 to 09/30/2017	01/01/2016 to 09/30/2016
7.01	Revenues	15,483,245	14,377,707
7.01.01	Sales of products and rendering of services	15,497,404	14,404,107
7.01.02	Other revenues	4,600	(13,914)
7.01.04	Allowance for (reversal of) doubtful debts	(18,759)	(12,486)
7.02	Raw materials acquired from third parties	(10,324,959)	(9,944,347)
7.02.01	Cost of sales and services	(8,503,127)	(8,108,324)
7.02.02	Materials, electric power, outsourcing and other	(1,794,938)	(1,792,772)
7.02.03	Impairment/recovery of assets	(26,894)	(43,251)
7.03	Gross value added	5,158,286	4,433,360
7.04	Retentions	(1,123,076)	(956,715)
7.04.01	Depreciation, amortization and depletion	(1,123,076)	(956,715)
7.05	Wealth created	4,035,210	3,476,645
7.06	Value added received	308,508	(527,636)
7.06.01	Equity in income of affiliates	98,500	88,473
7.06.02	Finance income	286,070	522,995
7.06.03	Others	(76,062)	(1,139,104)
7.06.03.01	Others and exchange gains	(76,062)	(1,139,104)
7.07	Wealth for distribution	4,343,718	2,949,009
7.08	Wealth distributed	4,343,718	2,949,009
7.08.01	Personnel	1,583,499	1,521,714
7.08.01.01	Salaries and wages	1,232,164	1,218,725
7.08.01.02	Benefits	275,415	232,519
7.08.01.03	Severance payment (FGTS)	75,920	70,470
7.08.02	Taxes, fees and contributions	1,194,709	1,007,978
7.08.02.01	Federal	956,805	839,706
7.08.02.02	State	221,413	153,521
7.08.02.03	Municipal	16,491	14,751
7.08.03	Remuneration on third-party capital	1,831,667	1,209,856
7.08.03.01	Interest	2,101,671	2,470,533
7.08.03.02	Leases	21,668	17,214
7.08.03.03	Others	(291,672)	(1,277,891)
7.08.03.03.01	Others and exchange losses	(291,672)	(1,277,891)
7.08.04	Remuneration on Shareholders' capital	(266,157)	(797,325)
7.08.04.03	Retained earnings (accumulated losses)	(347,298)	(852,583)
7.08.04.04	Non-controlling interests in retained earnings	81,141	55,258
7.08.05	Others	-	6,786
7.08.05.01	Gain (loss) on discontinued operations	-	6,786

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 (Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and joint ventures are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 - Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and providing excellent services to end consumers. Its steel is used in home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, State of Minas Gerais.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through Terminal de Carvão e Minérios do Porto de Itaguaí - TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by providing services to CSN’s steel segment.

The Company´s mining activities also comprise exploitation of tin in the State of Rondônia, to supply the needs of the UPV. The surplus of these raw materials is sold to subsidiaries and third parties.

•       Cement:

CSN entered the cement market boosted by the synergy between this activity and its existing businesses. Next to the Presidente Vargas Steelworks (UPV) in Volta Redonda (RJ), the Company installed a new business unit that produces CP-III type cement using slag produced by the UPV’s blast furnaces. It also exploits limestone and dolomite at the Arcos unit in the State of Minas Gerais, to meet the needs of the UPV and of the cement plant.

In the second half of 2016, the Company started the operation of a new clinker kiln in Arcos, where it already operates a clinker kiln using limestone from a Company’s mine and two cement mills. With this project, the cement production capacity in the Southeast may reach 4.4 million tons per year. In a later stage, the Company evaluates the implementation of an advanced milling unit, adding another 1 million tons.

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•       Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the Southeast Railway System of the former Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which operates the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the rail links of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II) and FTL being responsible for the rail links of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

Ports:

The Company operates in the State of Rio de Janeiro, through its subsidiary Sepetiba Tecon S.A., the Container Terminal (Tecon) and through its subsidiary CSN Mineração S.A., TECAR, both at the Itaguaí Port. Locate in the Bay of Sepetiba, they have privileged highway, railroad and maritime access.

At Tecon, shipment of CSN´s steel products, movement of containers, storage, consolidation and deconsolidation of cargo are carried out and, at Tecar, the shipment of iron ore to overseas market and the unloading of coal and other products, such as petroleum coke, sulfur and zinc concentrate for our own use and for several customers.

•       Energy:

As energy is fundamental to its production process, the Company has electric energy generation assets to guarantee its self-sufficiency.

Note 24 - “Segment Information” details the financial information per CSN´s business segment.

•       Going Concern

In 2017, the Company paid, including principal and interest, approximately R$4 billion of its borrowings and financing. During 2018 the borrowings are expected to be paid and, including interest to be incurred next year, amount to approximately R$7.7 billion.

The financial leverage may adversely affect the businesses, financial conditions and operating results, entailing the following:

•         Allocation of a substantial part of the cash generated from operations for repayment of the borrowings and financing.

•         Exposure to (i) fluctuations in interest rates due to the renegotiation of debts and eventual new borrowings taken, and (ii) fluctuations in exchange rates since a significant part of the borrowings and financing is denominated in foreign currency.

•         Increase in economic and financial vulnerability due to adverse conditions of the industry and segment, limiting the funds available in the short term, considering the high financial leverage and the expected cash disbursements;

•         Limitation of the Company’s ability to enter into new businesses (acquisitions) until the financial leverage is reduced;

•         Limitation of the Company’s ability to obtain new credit lines under more favorable interest conditions due to the risks associated to the current financial leverage.

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The Company’s ability to continue as a going concern depends, therefore, on the achievement of operating targets defined by Management, and on the refinancing of existing debts and/or actions related to financial deleveraging.

In addition to the continuous focus on operating income improvement, Management has various initiatives in progress to increase the Company’s liquidity through the extension of payment terms of borrowings and financing.

This plan was started in 2015 with the renegotiation of R$ 2.5 billion with Caixa Econômica Federal and R$ 2.2 billion with Banco do Brasil S.A, postponing the maturities from 2016 and 2017 to 2018 through 2022. In 2016, the Company extended the installments of certain NCE contracts amounting to R$ 100 million and prepayments of US$ 66 million with Bradesco, postponing the maturities from 2016 to 2019. For 2017, Management remains committed to the plan to extend it debt payment term, mainly those of short term, seeking the renegotiation of borrowings and financing in the amount of R$ 1.5 billion.

Additionally, Management studies financial deleveraging alternatives based on the disposal of non-strategic assets; however, it is not possible to affirm that these assets will occur within a twelve-month period. Thus, the Company did not segregate and did not reclassify any assets in the financial statements as discontinued operations in accordance with CPC 31 (IFRS 5).

Based on Management’s cash flow projections that covered the operating period until December 2018, which depend on factors such as the achievement of production targets, sales volumes and prices, as well as on renegotiations of borrowings and financing, Management believes that the Company has the appropriate resources to continue as a going concern in a reasonably foreseeable period of time. Accordingly, the Company’s financial information for the quarter ended September 30, 2017 has been prepared on the assumption that the Company will continue as a going concern.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

The Group’s parent company and consolidated condensed interim financial information (“condensed quarterly information”) has been prepared in accordance with International Financial Reporting Standards (“IFRS”), implemented in Brazil through the Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Securities and Exchange Commission (“CVM”) and the Federal Accounting Council (“CFC”). All the relevant information of the interim financial statements, and only this information, is being disclosed and corresponds to the information used by the Company's management in its activities

The condensed interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

The significant accounting policies applied in this condensed interim financial information are consistent with the policies described in Note 2 to the Company’s financial statements for the year ended December 31, 2016, filed with CVM.

This condensed interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2016.

Therefore, in this condensed interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 02 – Summary of significant accounting policies

Note 03 – Business combination

Note 04 - Noncurrent assets held for sale and results from discontinued operations

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Note 10 - Investments

Note 17 - Taxes in installments

Note 18 - Provision for tax, social security, labor, civil and environmental risks and judicial deposits

Note 28 - Employee benefits

Note 30 – Commitments

The parent company and consolidated condensed interim financial information was approved by Management on December 22, 2017.

2.b) Basis of presentation

The consolidated condensed interim financial information is presented in Brazilian reais, which is the Company’s principal functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when items are remeasured. The asset and liability balances are translated at the exchange rates prevailing at the end of the reporting period. As of September 30, 2017, US$1 is equivalent to R$3.1680 (R$3.2591 as of December 31, 2016) and €1 is equivalent to R$3.7430 (R$3.4384 as of December 31, 2016), according to the rates obtained from the Central Bank of Brazil website.

2.c) Basis of consolidation

The accounting policies have been consistently applied to all consolidated companies. The consolidated condensed interim financial information for the period ended September 30, 2017 and year ended December 31, 2016 includes the following direct and indirect subsidiaries and joint ventures, as well as the exclusive funds, as described below:

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•                      Companies

	Equity interests (%)
Companies	9/30/2017	12/31/2016	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and Equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and Financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (*)	99.99	99.99	Management of funds and securities portfolio
CSN Mineração S.A.	87.52	87.52	Mining and Equity interests
CSN Energia S.A.(1)	99.99	100.00	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	90.78	90.78	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CGPAR - Construção Pesada S.A.(2)		100.00	Mining support services and Equity interests

Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.(3)		100.00	Financial transactions, product sales and Equity interests
CSN Ibéria Lda. (3)		100.00	Financial transactions, product sales and Equity interests
Lusosider Projectos Siderúrgicos S.A.	99.94	99.94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	100.00	100.00	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia Limited	100.00	100.00	Commercial representation
Namisa International Minérios SLU	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	87.52	87.52	Commercial representation
Aceros México CSN	100.00	100.00	Commercial representation,sale of steel and related activities
Lusosider Ibérica S.A. (1)	99.94		Steel, industrial and commercial activities and Equity interests
CSN Mining Portugal, Unipessoal Lda. (1)	87.52		Commercial representation

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Equity interests and product sales and iron ore
Transnordestina Logística S.A.	46.30	49.02	Railroad logistics

Indirect interest in joint ventures: equity method
MRS Logística S.A.	16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

(*) Dormant companies, therefore, they are presented in note 8.a., where information on companies accounted for under the equity method is disclosed;

(1)   Transfer of shares;

(2)   Company sold to the subsidiary CSN Mineração and subsequently merged in August 2017;

(3)   Companies liquidated in July 2017.

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•                      Exclusive funds

	Equity interests (%)
Exclusive funds	09/30/2017	12/31/2016	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

2.d) Restatement of account balances as of September 2016

The Company reclassified the cash flow hedge result in the third quarter of 2016 from finance income to other operating expenses in the amount of R$26,472 (in line with the classification used in 2017).

The effects of the reclassifications are shown below:

		Consolidated		Parent Company
		09/30/2016			09/30/2016
	As originally reported	Reclassifications	Restated	As originally reported	Reclassifications	Restated
Net Revenue	12,630,353		12,630,353	6,457,435		6,457,435
Cost of goods sold	(9,470,412)		(9,470,412)	(5,370,811)		(5,370,811)
Operating Income (expenses)	(1,840,607)	(26,472)	(1,867,079)	(1,337,554)	(26,472)	(1,364,026)
Selling Expenses	(1,247,971)		(1,247,971)	(448,060)		(448,060)
General and administrative expenses	(382,114)		(382,114)	(283,481)		(283,481)
Equity Results	88,473		88,473	(493,617)		(493,617)
Other Operating income (expenses), net	(298,995)	(26,472)	(325,467)	(112,396)	(26,472)	(138,868)
Income before financial results	1,319,334	(26,472)	1,292,862	(250,930)	(26,472)	(277,402)
Financial results, net	(1,845,256)	26,472	(1,818,784)	(600,636)	26,472	(574,164)
Income before income tax and social contribution	(525,922)		(525,922)	(851,566)		(851,566)
Income tax and social contribution	(264,617)		(264,617)	5,769		5,769
Profit (loss) from continued operations	(790,539)		(790,539)	(845,797)		(845,797)
Profit (loss) from discontinued operations	(6,786)		(6,786)	(6,786)		(6,786)
Net income (loss) for the year	(797,325)		(797,325)	(852,583)		(852,583)

Attributable to:	(852,583)		(852,583)	(852,583)		(852,583)
Participation of controlling interest	55,258		55,258
Participation of non-controlling interest	(797,325)		(797,325)	(852,583)		(852,583)

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3.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	9/30/2017	12/31/2016	9/30/2017	12/31/2016
Current
Cash and cash equivalents
Cash and banks	234,663	502,480	39,888	30,308

Short-term investments
In Brazil:
Government securities	49,636	17,929	2,745	17,178
Private securities	431,024	1,390,707	286,920	1,216,461
	480,660	1,408,636	289,665	1,233,639
Abroad:
Time deposits	2,666,109	2,960,046	338,885	202,799
Total short-term investments	3,146,769	4,368,682	628,550	1,436,438
Cash and cash equivalents	3,381,432	4,871,162	668,438	1,466,746

The funds available at the parent company and subsidiaries established in Brazil are basically invested in investment funds, considered exclusive, and their financial statements were consolidated into the Company’s statements. The funds include repurchase agreements backed by private and government securities, with fixed rate income and immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Notes. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF) and their assets collateralize any losses on investments and transactions carried out. The investments in funds were consolidated.

A significant part of the funds is invested abroad in time deposits in banks considered by management as top rated banks and the returns are based on fixed interest rates.

4.     SHORT-TERM INVESTMENTS

		Consolidated		Parent Company
	9/30/2017	12/31/2016	9/30/2017	12/31/2016
CDB - Bank certificate of deposit (1)	708,282	658,476	708,282	658,476
Government securities (2)	49,056	101,915	18,459	99,957
	757,338	760,391	726,741	758,433

1.    Financial investment linked to Bank Certificate of Deposit to secure a letter of guarantee.

2.    In 2017, financial investment in Government Securities managed by its exclusive funds, which secures the CDI interest rate futures contracts in the period as detailed in note 12 (b).

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5.     TRADE RECEIVABLES

		Consolidated		Parent Company
	9/30/2017	12/31/2016	9/30/2017	12/31/2016
Trade receivables
Third parties
Domestic market	1,191,309	1,027,639	981,900	733,608
Foreign market	1,007,669	919,936	77,605	67,652
	2,198,978	1,947,575	1,059,505	801,260
Allowance for doubtful accounts	(190,963)	(172,782)	(139,567)	(124,351)
	2,008,015	1,774,793	919,938	676,909
Related parties (note 17 a)	118,696	129,837	1,045,864	1,034,098
	2,126,711	1,904,630	1,965,802	1,711,007

Other receivables
Dividends receivable (note 17 a) (*)	74,911	37,679	875,707	873,473
Advances to employees	22,258	34,607	12,432	21,953
Other receivables	16,495	20,300	14,407	18,420
	113,664	92,586	902,546	913,846
	2,240,375	1,997,216	2,868,348	2,624,853

 (*) Refers mainly to dividends receivable from CSN Mineração S.A. amounting to R$ 837,084.

In accordance with the internal sales policy the Group carries out transactions of assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the receivables and becomes entirely free from the credit risk of the transaction. This transaction totals R$244,738 as of September 30, 2017 (R$263,644 as of December 31, 2016), less the trade receivables.

The gross balance of receivables from third parties is comprised as follows:

		Consolidated	Parent Company
	9/30/2017	12/31/2016	9/30/2017	12/31/2016
Current	1,368,035	1,381,255	434,332	404,259
Past-due up to 180 days	304,976	245,012	187,148	139,036
Past-due over 180 days	525,967	321,308	438,025	257,965
	2,198,978	1,947,575	1,059,505	801,260

The movements in the Company’s allowance for doubtful accounts are as follows:

		Consolidated	Parent Company
	9/30/2017	12/31/2016	9/30/2017	12/31/2016
Opening balance	(172,782)	(151,733)	(124,351)	(112,502)
Estimated losses	(34,323)	(25,474)	(28,651)	(16,347)
Recovery of receivables	16,142	4,425	13,435	4,498
Closing balance	(190,963)	(172,782)	(139,567)	(124,351)

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6.     INVENTORIES

		Consolidated		Parent Company
	9/30/2017	12/31/2016	9/30/2017	12/31/2016
Finished goods	1,154,240	1,183,619	868,812	784,130
Work in progress	1,032,344	674,860	860,254	557,598
Raw materials	1,006,595	1,124,158	614,359	767,020
Spare Parts	823,958	824,478	434,788	412,206
Iron ore	346,294	255,029	13,640	18,899
Advances to suppliers	5,838	3,168	4,048	1,689
(-) Provision for losses	(122,811)	(101,176)	(47,827)	(37,312)
	4,246,458	3,964,136	2,748,074	2,504,230

The movements in the provision for inventory losses are as follows:

	Consolidated		Parent Company
	9/30/2017	12/31/2016	9/30/2017	12/31/2016
Opening balance	(101,176)	(111,427)	(37,312)	(40,462)
Reversal / (losses) for slow-moving and obsolescence	(21,635)	10,251	(10,515)	3,150
Closing balance	(122,811)	(101,176)	(47,827)	(37,312)

7.     OTHER CURRENT AND NONCURRENT ASSETS

The group of other current and noncurrent assets is comprised as follows:

			Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	09/30/2017	12/31/2016	09/30/2017	12/31/2016	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Judicial deposits (note 15)			364,884	331,258			292,179	273,038
Credits with the PGFN (1)			46,774	46,774			46,774	46,774
Recoverable taxes (2)	878,629	780,715	399,146	386,872	519,080	471,955	218,545	178,773
Prepaid expenses	74,038	27,011	32,786	20,421	21,074	2,785	11,899
Actuarial asset - related party (note 17 a)			95,701	119,854			90,676	109,106
Derivative financial instruments (Note 12 I)	79	2,298
Exclusive funds					79
Securities held for trading (note 12 I)	3,084	2,966			2,918	2,818
Iron ore inventory (3)			144,499	144,499
Northeast Investment Fund – FINOR			26,598	26,598			26,598	26,598
Other receivables (note 12 I)			15,195	15,291			1,400	2,847
Loans with related parties (note 17 a e 12 I)	2,382		502,976	479,960	34,038	25,602	394,446	375,716
Other receivables from related parties (note 17 a)	3,576	5,768	30,895	32,020	20,942	132,384	330,946	311,414
Others	66,452	33,255	67,691	72,273			67,191	71,696
	1,028,240	852,013	1,727,145	1,675,820	598,131	635,544	1,480,654	1,395,962

1.     Refers to the excess of judicial deposit originated by the 2009 REFIS program (Tax Debt Refinancing Program). After the settlement of the program amount, the balance of one of the lawsuits was withdrawn by the Company with a court authorization.

2.     Refers mainly to taxes on revenue (PIS/COFINS) and state VAT (ICMS) recoverable and income tax and social contribution for offset.

3.     Long-term iron ore inventories that will be used after the implementation of the processing plant, generating as final product the pellet feed, expected to start operating in the second half of 2018.

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8.     INVESTMENTS

The information on the activities of subsidiaries, joint ventures, joint operations, associates and other investments did not have any changes in relation to that disclosed in the Company's financial statements as of December 31, 2016 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of September 30, 2017.

•       Events Occurred in 2017

Disposal of Subsidiary - CGPAR Construção Pesada - “CGPAR”

In July 2017, the Company completed the sale of its subsidiary CGPAR CONSTRUÇÃO PESADA S.A. to CSN Mineração, company also under the Company’s control. The transaction price was R$99,452.

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8.a) Direct interests in subsidiaries, joint ventures, joint operations, associates and other investments

								09/30/2017				12/31/2016	09/30/2016
Companies		Number of shares held by CSN in units		% Direct equity interest	Participation In				% Direct equity interest	Participation In
					Assets	Liabilities	Shareholders’ equity	Profit (loss) for period		Assets	Liabilities	Shareholders’ equity	Profit (loss) for period

		Common	Preferred
Investments under the equity method
Subsidiaries
CSN Islands VII Corp.		20,001,000		100.00	5,284,720	5,380,335	(95,615)	(303,381)	100.00	6,436,140	6,228,374	207,766	(159,599)
CSN Islands IX Corp.	(1)												(1,314)
CSN Islands XI Corp.		50,000		100.00	2,384,593	2,409,929	(25,336)	(46,032)	100.00	2,530,563	2,509,866	20,697	14,691
CSN Islands XII Corp.		1,540		100.00	2,102,156	3,172,314	(1,070,158)	(50,859)	100.00	2,244,240	3,263,539	(1,019,299)	106,072
CSN Minerals S.L.U.		3,500		100.00	3,089,582	19,787	3,069,795	154,274	100.00	3,833,669	9,840	3,823,829	(708,925)
CSN Export Europe, S.L.U.		3,500		100.00	632,678	7,851	624,827	(11,458)	100.00	666,362	30,077	636,285	(191,685)
CSN Metals S.L.U.		16,504,020		100.00	588,812	12,770	576,042	(19,128)	100.00	636,408	20,668	615,740	(181,007)
CSN Americas S.L.U.		3,500		100.00	1,452,870	10,080	1,442,790	134,055	100.00	1,492,678	4,445	1,488,233	(157,146)
CSN Steel S.L.U.		22,042,688		100.00	2,245,818	1,502,031	743,787	44,545	100.00	2,537,179	1,585,977	951,202	324,607
Sepetiba Tecon S.A.		254,015,052		99.99	463,519	167,067	296,452	19,905	99.99	441,214	165,172	276,042	12,554
Minérios Nacional S.A.		66,393,587		99.99	89,269	44,999	44,270	(9,626)	99.99	74,738	28,038	46,700	(9,808)
Fair Value - Minérios Nacional							2,123,507					2,123,507
Estanho de Rondônia S.A.		121,861,697		99.99	43,278	40,093	3,185	(8,079)	99.99	32,816	21,552	11,264	(9,120)
Companhia Metalúrgica Prada		313,651,399		99.99	714,808	596,512	118,296	(30,532)	99.99	769,337	620,509	148,828	(36,635)
CSN Mineração S.A.		158,419,480		87.52	14,035,504	5,321,094	8,714,410	617,692	87.52	13,039,767	4,943,090	8,096,677	389,103
CSN Energia S.A.		43,149		99.99	130,151	53,306	76,845	42,732	100.00	109,290	39,654	69,636	19,228
FTL - Ferrovia Transnordestina Logística S.A.		395,302,149		90.78	429,212	137,568	291,644	(66,241)	90.78	484,218	126,334	357,884	(2,047)
Companhia Florestal do Brasil		38,364,462		99.99	35,111	5,815	29,296	(3,379)	99.99	35,206	5,179.0	30,027	(1,522)
Nordeste Logística		99,999		99.99	80	55	25	(1)	99.99	81	55	26	(55)
CGPAR - Construção Pesada S.A.	(2)							723	100.00	40,889	27,558	13,331	4,552
Fair Value fixed assets - CGPAR								(3,940)				53,949
					33,722,161	18,881,606	16,964,062	461,270		35,404,795	19,629,927	17,952,324	(588,056)
Joint-venture and Joint-operation
Itá Energética S.A.		253,606,846		48.75	267,692	15,879	251,813	7,793	48.75	282,383	27,728	254,655	7,344
MRS Logística S.A.		26,611,282	2,673,312	18.64	1,500,161	829,665	670,496	73,310	18.64	1,411,526	795,903	615,623	67,757
CBSI - Companhia Brasileira de Serviços de Infraestrutura		1,876,146		50.00	18,079	14,264	3,815	1,805	50.00	13,574	11,517	2,057	1,942
Transnordestina Logística S.A.		24,168,304		46.28	3,752,120	2,547,903	1,204,217	(19,347)	49.02	3,786,556	2,566,315	1,220,241	(17,122)
Fair Value allocated to TLSA in loss of control							271,116					271,116
					5,538,052	3,407,711	2,401,457	63,561		5,494,039	3,401,463	2,363,692	59,921
Associates
Arvedi Metalfer do Brasil		46,994,971		20.00	52,802	28,308	24,494	447	20.00	53,101	48,258	4,843	1,795.0
					52,802	28,308	24,494	447		53,101	48,258	4,843	1,795.0
Classified as available for sale (note 12 I)
Usiminas							1,966,027					1,353,664
Panatlântica							22,783					20,604
							1,988,810					1,374,268
Others Investments
Revenue from subsidiaries' inventories							(83,982)	25,865				(74,459)	34,966
Others	(3)						63,542	(92)				63,541	(2,243)
							(20,440)	25,773				(10,918)	32,723
Total Investments							21,358,383	551,051				21,684,209	(493,617)

Classification of investments in the balance sheet
Investments in assets							22,549,492					22,703,508
Investment with equity deficit							(1,191,109)					(1,019,299)
							21,358,383					21,684,209

(1)         Company liquidated in 2016;

(2)         Company sold in July 2017 to the subsidiary CSN Mineração.

(3)         Refers mainly to the goodwill of the subsidiary Cia Metalúrgica Prada amounting to R$63,509.

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The number of shares, the balances of assets, liabilities and shareholders’ equity, and the amounts of profit (loss) for the period refer to the interests held by CSN in those companies.

8.b) Movement in investments in subsidiaries, joint ventures, joint operations, associates and other investments

		Consolidated	Parent Company
	9/30/2017	12/31/2016	9/30/2017	12/31/2016
Opening balance	4,568,451	3,998,239	21,684,209	24,422,283
Classified in assets - Investiments	4,568,451	3,998,239	22,703,508	25,517,369
Classified in liabilities - Provision for investments with equity deficit			(1,019,299)	(1,095,086)
Opening balance	4,568,451	3,998,239	21,684,209	24,422,283
Capital increase/acquisition of shares	20,264	190,651	30,108	242,854
Dividends (1)	(36,959)	(36,765)	(1,497,680)	(2,469,827)
Comprehensive income (2)	617,450	713,442	690,147	314,230
Equity pickup (3)	129,396	108,031	551,051	(370,343)
Reclassification of Metalic's investment on September 30, 2016 to held for sale				(123,290)
Reclassification of Metalic’s result to discontinued operations				(6,786)
Acquisition of 50% interest in CGPAR				8,608
Fair value of property, plant and equipment - Acquisition of control - CGPAR				57,889
Amortization of fair value - Investment in MRS	(8,810)	(11,746)
Amortization of fair value - Investment in CGPAR		(3,940)
Impairment of the Fair Value of Transnordestina		(387,989)		(387,989)
Sale of investment of CGPAR			(99,452)
Others	3,452	(1,472)		(3,420)
Closing balance	5,293,244	4,568,451	21,358,383	21,684,209
Classified in assets - Investiments	5,293,244	4,568,451	22,549,492	22,703,508
Classified in liabilities - Provision for investment with equity deficit			(1,191,109)	(1,019,299)
Closing balance	5,293,244	4,568,451	21,358,383	21,684,209

1.    In 2017, refers to the allocation of dividends of subsidiaries CSN Minerals, CSN Steel, CSN Americas, CSN Metals, CSN Energia, Itá Energética and MRS Logística.

2.    Refers to the mark-to-market of investments classified as available for sale and translation to reporting currency of the foreign investment whose functional currency is not the Real, actuarial gain/loss and gain/loss on investment hedge from investments accounted for under the equity method.

3.    The reconciliation of the equity in results of joint ventures and associates and the amount recorded in the statement of income are presented below and derive from the elimination of results of CSN's transactions with these companies:

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		Consolidated
	9/30/2017	9/30/2016
Equity in results of affiliated companies
MRS Logística S.A.	146,583	135,480
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,805	1,942
Transnordestina	(19,347)	(17,122)
Arvedi Metalfer do Brasil	447	1,795
Others	(92)	727
	129,396	122,822
Eliminations
To cost of sales	(33,463)	(33,712)
To taxes	11,377	11,462
Others
Amortization of fair value - Investment in MRS	(8,810)	(8,810)
Others		(3,289)
Adjusted Equity in results	98,500	88,473

8.c) Investments in joint ventures and joint operations

The balances of the balance sheet and statement of income of joint ventures are presented below and refer to 100% of the companies’ results:

				09/30/2017				12/31/2016
	Joint-Venture			Joint-Operation		Joint-Operation		Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	49.02%	48.75%
Balance sheet
Current assets
Cash and cash equivalents	585,198	2,887	1,532	14,130	345,164	2,925	1,899	17,689
Advance to suppliers	14,334	316		94	7,452	951		99
Other current assets	536,212	29,830	51,950	15,795	406,170	19,603	54,652	16,054
Total current assets	1,135,744	33,033	53,482	30,019	758,786	23,479	56,551	33,842
Non-current assets
Other non-current assets	679,044	550	257,125	27,839	598,577	234	261,292	29,219
Investments, PP&E and intangible assets	6,233,545	2,576	7,793,342	491,253	6,215,442	3,434	7,407,189	516,186
Total non-current assets	6,912,589	3,126	8,050,467	519,092	6,814,019	3,668	7,668,481	545,405
Total Assets	8,048,333	36,159	8,103,949	549,111	7,572,805	27,147	7,725,032	579,247

Current liabilities
Borrowings and financing	760,278		50,193		653,491		76,441
Other current liabilities	1,172,314	28,528	127,054	29,263	740,319	23,034	134,747	53,858
Total current liabilities	1,932,592	28,528	177,247	29,263	1,393,810	23,034	211,188	53,858
Non-current liabilities
Borrowings and financing	1,938,117		5,325,794		2,176,357		5,024,404
Other non-current liabilities	580,425			3,309	699,830			3,020
Total non-current liabilities	2,518,542		5,325,794	3,309	2,876,187		5,024,404	3,020
Shareholders’ equity	3,597,199	7,631	2,600,908	516,539	3,302,808	4,113	2,489,440	522,369
Total liabilities and shareholders’ equity	8,048,333	36,159	8,103,949	549,111	7,572,805	27,147	7,725,032	579,247

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		01/01/2017 a 09/30/2017					01/01/2016 a 09/30/2016
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	49.02%	48.75%
Statements of Income
Net revenue	2,588,815	102,977	25	124,778	2,469,568	90,745		130,832
Cost of sales and services	(1,695,291)	(90,550)		(57,498)	(1,635,014)	(78,333)		(68,289)
Gross profit	893,524	12,427	25	67,280	834,554	12,412		62,543
(Expenses) and operating revenues	(145,206)	(6,161)	(31,704)	(43,459)	(92,797)	(6,399)	(19,083)	(40,153)
Financial income (expenses), net	(147,755)	(817)	(10,106)	372	(183,580)	(1,339)	(13,131)	407
Income before income tax and social contribution	600,563	5,449	(41,785)	24,193	558,177	4,674	(32,214)	22,797
Current and deferred income tax and social contribution	(207,257)	(1,838)		(8,208)	(194,663)	(790)		(7,733)
Profit / (loss) for the period	393,306	3,611	(41,785)	15,985	363,514	3,884	(32,214)	15,064

•         TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TLSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil, comprising the rail links Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém (“Railway System II”).

It is in pre-operational phase and will continue as such until the completion of Railway System II. The approved schedule, which estimated the completion of the work by January 2017, is currently under review and discussion with the responsible agencies; however, Management believes that new deadlines for project completion will not have material adverse effects on the expected return on the investment. After analyzing this matter, Management considered as appropriate the use of the accounting basis of operational continuity (going concern) of the project in the preparation of its financial statements.

During 2017, the other shareholders of TLSA subscribed 5,708,087 shares in the amount of R$723,858, diluting CSN’s interest in TLSA’s capital to 46.30%. As a result of the transactions described above and the change in the shareholders’ interest in TLSA’s capital in 2017, the Company recognized a gain of R$2,814 in shareholders’ equity under other comprehensive income.

Even though as of December 31, 2016 the Company reports negative net working capital of R$ 182,339, Management counts on the funds from its shareholders and third parties for completion of the work, which are expected to be available based on agreements previously entered into and recent discussions between the involved parties. After analyzing this matter, Management considered as appropriate the use of the accounting basis of operational continuity (going concern) of the project in the preparation of the financial statements for the year ended December 31, 2016.

Accordingly, TLSA conducted an impairment test of its long-lived assets using the discounted cash flow method. In order to perform the test, TLSA adopted the following main assumptions:

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Measurement of recoverable amount:

Cash flow projection	Until 2057
Gross margin	Estimated based on market study to capture cargo and operating costs according to market trend studies
Cost estimate	Costs based on study and market trends
Growth rate in perpetuity	Growth rate was not considered because the model projection is until the end of the concession.
Discount rate	Ranges from 4.25% to 7.90% in real terms.

In addition, CSN, as an investor, conducted an impairment test of its interest in TLSA, based on TLSA’s dividend payment capacity, a methodology known as Dividend Discount Model, or DDM, to remunerate the capital invested by its shareholders. In order to conduct this test, some factors were taken into account, such as:

Another important aspect that was considered in the impairment analysis of CSN’s investment in TLSA was the need to apply an additional risk percentage to the discount rate in addition to that already used to determine TLSA”s discounted cash flow. Due to the sharing of investor risks and the fact that the asset that is being tested represents the cash-generating unit, which in turn equals the legal entity, the risk determined by CSN’s management is the same as that applied by TLSA in the evaluation of the investment, and therefore an additional risk factor to the model would not apply.

As a result of the test performed, the Company recognized in 2016 a loss on the surplus value of TLSA’s investment in the amount of R$ 387,989 recorded in other operating expenses and R $ 131,916 in deferred taxes.

9.     PROPERTY, PLANT AND EQUIPMENT

The information on property, plant and equipment has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2016.

							Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2016	264,629	2,815,679	12,369,630	33,163	2,260,864	391,914	18,135,879
Cost	264,629	3,637,903	20,712,371	173,821	2,260,864	676,529	27,726,117
Accumulated depreciation		(822,224)	(8,342,741)	(140,658)		(284,615)	(9,590,238)
Balance at December 31, 2016	264,629	2,815,679	12,369,630	33,163	2,260,864	391,914	18,135,879
Effect of foreign exchange differences	4,985	12,087	37,792	339	1,545	(452)	56,296
Acquisitions	4,814	419	66,242	518	641,330	6,811	720,134
Capitalized interest (notes 23 and 27)					73,955		73,955
Write - offs	660	31,093	(50,067)	(38)	(2,281)	(897)	(21,530)
Depreciation		(121,230)	(913,867)	(4,272)		(36,433)	(1,075,802)
Transfers to other asset categories	2,635	66,384	542,318	2,796	(566,782)	(47,351)
Transfers to intangible assets					(22,584)	(3,596)	(26,180)
Others			2,139		10,928		13,067
Balance at September 30, 2017	277,723	2,804,432	12,054,187	32,506	2,396,975	309,996	17,875,819
Cost	277,723	3,782,163	21,565,441	178,246	2,396,975	558,928	28,759,476
Accumulated depreciation		(977,731)	(9,511,254)	(145,740)		(248,932)	(10,883,657)
Balance at September 30, 2017	277,723	2,804,432	12,054,187	32,506	2,396,975	309,996	17,875,819

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							Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2016	83,350	1,093,806	7,447,653	15,014	934,587	5,716	9,580,126
Cost	83,350	1,275,784	12,567,114	114,141	934,587	116,987	15,091,963
Accumulated depreciation		(181,978)	(5,119,461)	(99,127)		(111,271)	(5,511,837)
Balance at December 31, 2016	83,350	1,093,806	7,447,653	15,014	934,587	5,716	9,580,126
Acquisitions	4,814	419	29,937	174	319,637	960	355,941
Capitalized interest (notes 23 and 27)					17,800		17,800
Write - offs	453	24,823	(22,370)	(34)	(2,281)	(2)	589
Depreciation		(24,347)	(455,676)	(2,072)		(4,184)	(486,279)
Transfers to other assets categories	2,449	37	400,864	596	(407,730)	3,784
Transfers to intangible assets					(22,584)	(3,596)	(26,180)
Others			4,721		11,302		16,023
Balance at September 30, 2017	91,066	1,094,738	7,405,129	13,678	850,731	2,678	9,458,020
Cost	91,066	1,319,202	13,136,266	114,353	850,731	117,542	15,629,160
Accumulated depreciation		(224,464)	(5,731,137)	(100,675)		(114,864)	(6,171,140)
Balance at September 30, 2017	91,066	1,094,738	7,405,129	13,678	850,731	2,678	9,458,020

 (*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

The assumptions used for the impairment test in December 2016 are still effective and there is not factor that justifies the recognition of impairment in the quarter.

The breakdown of the projects comprising construction in progress is as follows:

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						Consolidated
	Project description	Start date	Completion date		09/30/2017	12/31/2016
Logistics
	Current investments for maintenance of current operations.				129,117	103,284
					129,117	103,284
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2018	(1)	740,301	689,160
	Expansion of TECAR export capacity.	2009	2020	(2)	271,405	253,545
	Current investments for maintenance of current operations.				372,878	261,056
					1,384,584	1,203,761
Steel
	Supply of 16 torpedo’s cars for operation in the steel industry.	2008	2019		98,292	91,779
	Current investments for maintenance of current operations.			(3)	203,545	307,448
					301,837	399,227
Cement
	Construction of cement plants.	2011	2020	(4)	548,022	529,631
	Current investments for maintenance of current operations.				33,415	24,961
					581,437	554,592
Total Construction in Progress					2,396,975	2,260,864

(1)   Estimated completion date of the Central Plant Step 1;

(2)   Estimated completion date of phase 60 Mtpa;

(3)   Refers substantially to renovation of coke ovens batteries and reuse of carbo-chemical cooling water;

(4)   Refers substantially to the acquisition of new Integrated Cement Plants.

The estimated useful lives are as follows:

		Consolidated		Parent Company
	9/30/2017	12/31/2016	9/30/2017	12/31/2016
In Years
Buildings	39	41	41	42
Machinery, equipment and facilities	21	18	23	19
Furniture and fixtures	12	12	12	11
Others	15	14	12	11

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10.   INTANGIBLE ASSETS

							Consolidated		Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2016	3,590,931	297,660	68,253	116,196	3,184,924	440	7,258,404	47,547	47,547
Cost	3,834,234	444,635	183,166	116,196	3,185,700	440	7,764,371	98,992	98,992
Accumulated amortization	(133,973)	(146,975)	(114,913)		(776)		(396,637)	(51,445)	(51,445)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2016	3,590,931	297,660	68,253	116,196	3,184,924	440	7,258,404	47,547	47,547
Effect of foreign exchange differences		24,598	109	10,293		41	35,041
Acquisitions and expenditures			329				329
Transfer of property, plant and equipment			26,180				26,180	26,180	26,180
Disposal			(70)				(70)
Write-offs (note 22)								(68)	(68)
Amortization		(28,471)	(16,622)		(2,181)		(47,274)	(11,009)	(11,009)
Balance at September 30, 2017	3,590,931	293,787	78,179	126,489	3,182,743	481	7,272,610	62,650	62,650
Cost	3,834,234	483,897	164,206	126,489	3,185,700	481	7,795,007	126,279	126,279
Accumulated amortization	(133,973)	(190,110)	(86,027)		(2,957)		(413,067)	(63,629)	(63,629)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at September 30, 2017	3,590,931	293,787	78,179	126,489	3,182,743	481	7,272,610	62,650	62,650

 (*) Composed mainly by mineral rights with potential of 1,101 million tons (Not reviewed by independent auditors). Amortization is based on production volume.

The average useful lives by nature are as follows:

		Consolidated	Parent Company
	9/30/2017	12/31/2016	9/30/2017	12/31/2016
In Years
Software	8	8	8	8
Customer relationships	13	13

The assumptions used for the impairment test in December 2016 are still effective and there is not factor that justifies the recognition of impairment in the quarter.

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11.   BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

				Consolidated				Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		09/30/2017	12/31/2016	09/30/2017	12/31/2016	09/30/2017	12/31/2016	09/30/2017	12/31/2016
FOREIGN CURRENCY
Prepayment	1% to 3,5%	2,020	110,944	468,864	482,347	2,020	110,944	468,864	482,347
Prepayment	3,51% to 8%	593,571	438,802	3,885,024	4,290,062	593,571	438,802	3,885,024	4,290,061
Prepayment - Intercompany	3,51% to 8%					47,268	72,128	4,650,586	4,876,840
Perpetual bonds	7%	4,312	4,436	3,168,000	3,259,100
Bonds	4,14% to 10%	43,943	137,126	5,374,819	5,529,380
Bonds Intercompany	4,14% to 10%					69,650	27,044	3,290,951	3,385,587
Intercompany	Libor 6M to 3%					1,059,676	149,654	1,552,322	2,719,420
ACC	3.14%	172,800				172,800
Others	1,2% to 8%	97,789	95,983	185,997	259,262
		914,435	787,291	13,082,704	13,820,151	1,944,985	798,572	13,847,747	15,754,255
LOCAL CURRENCY
BNDES/FINAME	1,3% + TJLP and Fixed rate 2,5% to 6% + 1,5%	73,321	73,736	974,124	1,012,268	42,978	43,467	925,576	945,633
Debentures	110,8% to 113,7% CDI	521,277	538,003	770,767	1,270,383	521,277	538,003	770,767	1,270,383
Prepayment	109,5% to 116,5% CDI e fixed rate of 8%	1,646,132	570,778	3,765,000	5,080,000	881,530	519,806	2,480,000	3,080,000
CCB	112,5% and 113% CDI	854,692	181,143	6,467,000	7,200,000	854,694	181,143	6,467,000	7,200,000
		3,095,422	1,363,660	11,976,891	14,562,651	2,300,479	1,282,419	10,643,343	12,496,016
Total borrowings and financing		4,009,857	2,150,951	25,059,595	28,382,802	4,245,464	2,080,991	24,491,090	28,250,271
Transaction costs and issue premiums		(26,047)	(33,503)	(39,467)	(59,232)	(22,487)	(29,109)	(36,515)	(53,378)
Total borrowings and financing + transaction costs		3,983,810	2,117,448	25,020,128	28,323,570	4,222,977	2,051,882	24,454,575	28,196,893

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11.a) Maturities of borrowings, financing and debentures presented in noncurrent liabilities

As of September 30, 2017, the principal amount of long-term borrowings, financing and debentures by maturity year, adjusted for interest and inflation, is as follows:

		Consolidated		Parent Company
2018	2,605,487	10%	2,599,694	11%
2019	7,069,770	28%	6,959,083	28%
2020	7,353,336	29%	4,593,422	19%
2021	2,205,561	9%	2,774,382	11%
2022	1,834,061	7%	2,088,205	9%
After 2022	823,380	3%	5,476,304	22%
Perpetual bonds	3,168,000	14%
	25,059,595	100%	24,491,090	100%

11.b) Borrowings, financing and debentures raised and paid

The table below shows the borrowings, financing and debentures raised and paid during the period:

		Consolidated		Parent Company
	9/30/2017	12/31/2016	9/30/2017	12/31/2016
Opening balance	30,441,018	34,282,515	30,248,775	33,988,090
Raised	175,265	108,274	171,000	141,076
Paid	(1,070,476)	(1,103,093)	(1,204,516)	(705,170)
Payment of charges	(2,126,761)	(3,050,036)	(1,748,225)	(2,571,987)
Provision of charges	1,973,080	3,160,357	1,688,305	2,665,327
Others (1)	(388,188)	(2,956,999)	(477,787)	(3,268,561)
Opening balance	29,003,938	30,441,018	28,677,552	30,248,775

1. Includes unrealized exchange and monetary variations.

Until the 3rd quarter of 2017, the Group raised and paid borrowings as shown below:

•       Raised

			Consolidated
Transaction	Financial institution	Date	Amount	Maturity
CDC	BANCO MERCEDEZ BENS	Aug/17	4,265	Oct/21
ACC	BANCO DO BRASIL	Sep/17	171,000	nov/17
Total			175,265

•       Paid

		Consolidated
Transaction	Principal	Charges
Fixed Rate Notes	87,701	12,663
Bonds		520,367
Debentures	479,617	178,069
Bank Credit Bill		698,679
Export Credit Note	200,000	519,476
Pre - Export Payment	252,315	139,909
BNDES/FINAME	50,843	57,085
Others		513
Total	1,070,476	2,126,761

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•       Covenants

The Company’s borrowing agreements provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the publication of its audited financial statements within the regulatory terms or payment of commission on assumption of risks in case the indicator of net debt to EBITDA reaches the levels set out in such agreements.

As of September 30, 2017, the Company has provisioned R$38,725 in the Consolidated and R$23,473 in the Parent Company for commission on assumption of risks.

12.   FINANCIAL INSTRUMENTS

The information on policies applied to financial instruments has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2016 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial information as of September 30, 2017.

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also enters into derivative transactions, especially interest rate and foreign exchange rate swaps.

•           Classification of financial instruments

Consolidated						09/30/2017					12/31/2016
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables	Other liabilities measured at amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables	Other liabilities measured at amortized cost method	Balances

Assets
Current
Cash and cash equivalents	3			3,381,432		3,381,432			4,871,162		4,871,162
Short-term investments	4			757,338		757,338			760,391		760,391
Trade receivables	5			2,126,711		2,126,711			1,904,630		1,904,630
Derivative financial instruments	7		79			79		2,298			2,298
Trading securities	7		3,084			3,084		2,966			2,966
Borrowings - related parties	7			2,382		2,382
Dividends receivable					74,911	74,911				74,911	74,911
Total			3,163	6,267,863	74,911	6,345,937		5,264	7,536,183	74,911	7,616,358

Non-current
Other trade receivables	7			15,195		15,195			15,291		15,291
Investments	8	1,988,810				1,988,810	1,374,268				1,374,268
Borrowings - related parties	7			502,976		502,976			479,960		479,960
Total		1,988,810		518,171		2,506,981	1,374,268		495,251		1,869,519

Total Assets		1,988,810	3,163	6,786,034	74,911	8,852,918	1,374,268	5,264	8,031,434		9,485,877

Liabilities
Current
Borrowings and financing	11				4,009,857	4,009,857				2,150,951	2,150,951
Derivative financial instruments	12							121			121
Trade payables					2,249,151	2,249,151				1,763,206	1,763,206
Dividends and interest on capital	13				484,706	484,706				484,570	484,570
Total					6,743,714	6,743,714		121		4,398,727	4,398,848

Non-current
Borrowings and financing	11				25,059,595	25,059,595				28,382,802	28,382,802
Total					25,059,595	25,059,595				28,382,802	28,382,802

Total Liabilities					31,803,309	31,803,309		121		32,781,529	32,781,650

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•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss classifying them according to the fair value hierarchy:

Consolidated			09/30/2017			12/31/2016
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments		79	79		2,298	2,298
Trading securities	3,084		3,084	2,966		2,966
Non-current
Available-for-sale financial assets
Investments	1,988,810		1,988,810	1,374,268		1,374,268
Total Assets	1,991,894	79	1,991,973	1,377,234	2,298	1,379,532

Liabilities
Current
Financial liabilities at fair value through profit or loss
Derivative financial instruments					121	121
Total Liabilities					121	121

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II – Investments in securities classified as available-for-sale and measured at fair value through OCI

The Company has investments in common (USIM3) and preferred (USIM5) shares of Usiminas (“Usiminas Shares”), designated as available-for-sale financial assets. The Company adopts this designation because the nature of the investment is not included in any other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset in line item “investments” and is carried at fair value based on the quoted price on the stock exchange (B3 - Brasil, Bolsa, Balcão). According to the Company's policy, the gains and losses arising from changes in share prices are recorded directly in shareholders’ equity, as other comprehensive income.

The Company's accounting policy requires a quarterly analysis based on quantitative and qualitative information available in the market from the moment the instrument demonstrates a drop of more than 20% in its market value or from a significant drop in market value compared to their acquisition cost for more than 12 months. If the Company concludes that there was a significant drop in the instrument’s price, an impairment loss must be recognized. In 2012, considering the price of Usiminas shares on B3 - Brasil, Bolsa, Balcão, the first impairment of these shares was recognized. Under this policy, whenever the share price reaches a level lower than the last impairment recognized, the Company must recognize new losses in profit or loss, redefining the new minimum level of the share price.

During 2016 and until the third quarter of 2017, no impairment was recognized and the gains arising from change in share prices in the period was recognized in other comprehensive income:

Class of shares	Quantity	09/30/2017		Quantity	12/31/2016		Variation in the period
		Share price	Closing Balance		Share price	Closing Balance	Share price	Variation in the carrying amount
Common	107,156,651	10.05	1,076,924	107,156,651	8.26	885,114	1.79	191,810
Preferred	114,280,556	7.78	889,103	114,280,556	4.10	468,550	3.68	420,553
	221,437,207		1,966,027	221,437,207		1,353,664		612,363

As of September 30, 2017, and December 31, 2016, the Company's interest in USIMINAS comprised 15.19% in common shares and 20.86% in preferred shares.

As of September 30, 2017, the amount recognized in comprehensive income for available-for-sale investments, net of taxes, is R$1,083,693 (R$678,035 as of December 31, 2016).

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III -           Financial risk management:

As of September 30, 2017, there were no changes in financial risk policies and management in relation to those disclosed in the Company's financial statements for the year ended December 31, 2016.

12.a) Foreign exchange rate and interest rate risks:

•           Foreign exchange rate risk:

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company's functional currency is substantially the real and is denominated natural currency hedge. The net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of September 30, 2017 is as follows:

		09/30/2017
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	845,766	3,045
Trade receivables	387,127	1,273
Other assets	2,658	2,203
Total Assets	1,235,551	6,521
Borrowings and financing	(4,328,710)	(72,473)
Trade payables	(36,673)	(1,488)
Other liabilities	(4,785)	(9,194)
Total Liabilities	(4,370,168)	(83,155)
Foreign exchange exposure	(3,134,617)	(76,634)
Cash flow hedge accounting	1,392,667
Net Investment hedge accounting		72,000
Net foreign exchange exposure	(1,741,950)	(4,634)
Perpetual Bonds	1,000,000
Net foreign exchange exposure excluding perpetual bonds	(741,950)	(4,634)

CSN is currently in process of redefining its currency hedge strategy. The Company began to focus its hedging strategy to preserve its cash flow capturing the existing natural relationships and the use of derivative instruments to hedge CSN” s future cash flows.

•           Interest rate risk:

The risk arises from short and long-term liabilities with fixed or floating interest rates and inflation indices.

In item 12b) we show the derivatives and hedging strategies to hedge foreign exchange and interest rate risks.

12.b) Hedging instruments: Derivatives and hedge accounting:

CSN uses various instruments to hedge foreign exchange and interest rate risks, as shown in the following topics:

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.               Portfolio of derivative financial instruments

						09/30/2017				12/31/2016	09/30/2017
				Appreciation (R$)		Fair Value (market)		Appreciation (R$)		Fair Value (market)	Impact on financial income (expenses) in 2017
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BNPP	3/9/2017	Dollar					10,250	33,435	(31,137)	2,298	(229)
Total swap cambial dólar x euro							10,250	33,435	(31,137)	2,298	(229)

BM&FBovespa	9/29/2017	Real				79	1,641,378			(121)	28,503
Total future DI						79	1,641,378			(121)	28,503

						79		33,435	(31,137)	2,177	28,274

•       Classification of the derivatives in the balance sheet and statement of income

					9/30/2017
Instruments	Assets		Liabilities		Financial income (expenses), net (Note 23)
	Current	Total	Current	Total
Dollar to euro swap					(229)
Future DI	79	79			28,503
	79	79			28,274

				12/31/2016	9/30/2016
Instruments	Assets		Liabilities		Financial income (expenses), net (Note 23)
	Current	Total	Current	Total
Future Dollar BM&F					(798,364)
Future DI			(121)	(121)
Dollar to euro swap	2,298	2,298			(6,332)
Fixed rate to CDI swap					(299)
CDI to fixed rate swap					(63)
	2,298	2,298	(121)	(121)	(805,058)

•       Cash flow hedge accounting

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to hedge highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on the Company’s results, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising from designated liabilities will be temporarily recognized in shareholders’ equity and recognized in profit or loss when such exports are carried out, allowing the concurrent recognition of the dollar impact on liabilities and on exports.

The adoption of this hedge accounting does not entail entering into any financial instrument.The adoption of this headge accounting does not entail entering into any financial instrument. As of September 30, 2017, US$1.4 billion in exports to be carried out until October 2022 is designated.

Through hedge accounting, the exchange gains and losses on debt instruments will not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

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The table below shows a summary of the hedging relationships as of September 30, 2017:

									09/30/2017
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortized part (US$'000)	Effect on result (*) (R$'000)	Impact on shareholders' equity (R$'000)
3/11/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016 to September 2019	2.4442	500,000	(66,667)	4,996	(313,646)
1/12/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015 to February 2019	2.5601	175,000	(106,666)	32,937	(41,540)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000			(48,990)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 to March 2021	3.1813	60,000			798
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 to March 2021	3.2850	100,000			11,700
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.2850	30,000			3,510
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3254	100,000			15,740
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3557	25,000			4,693
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3557	70,000			13,139
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3557	30,000			5,631
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3815	30,000			6,405
1/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	(1)	3.3940	(9,000)			(2,034)
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	Outubro de 2018 a Outubro de 2022	3.3940	355,000			80,224
Total						1,566,000	(173,333)	37,933	(264,370)

 (*) The effect on profit or loss was recognized in other operating expenses.

 (1) - During the designation in August 2015, we reviewed the future export projections and identified that the amount of US$ 9 million designated previously was no longer probable to be realized due to the decrease of the Platt’s value. Therefore, we discontinued the hedging relationship in August 2015. The exchange rate for the period remains recorded in shareholders’ equity until the settlement of the debt.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movement in hedge accounting amounts recognized in shareholders’ equity as of September 30, 2017 is as follows:

	12/31/2016	Movement	Realization	09/30/2017
Cash flow hedge accounting	436,677	(134,374)	(37,933)	264,370
Fair value of cash flow hedge, net of taxes	436,677	(134,374)	(37,933)	264,370

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As of September 30, 2017, the hedging relationships established by the Company were effective, according to the prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

•       Hedge of net investment in foreign operation

CSN has a natural currency exposure in Euros substantially arising from a borrowing taken by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad where the functional currency is Euro. Such exposure arises from translating the balance sheets of these subsidiaries for consolidation into CSN, where the exchange difference on the borrowings affected the statement of income, in the finance income and costs line item, and the exchange difference on the net assets of the foreign operation directly affected the shareholders equity, in other comprehensive income.

As from September 1, 2015, CSN began to adopt the net investment hedge to eliminate such exposure and cover future fluctuations of the Euro on such borrowings. Non-derivative financial liabilities were designated, represented by borrowing agreements with financial institutions in the amount of € 120 million. The account balances as of September 30, 2017 are as follows:

						09/30/2017
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Impact on shareholders' equity
9/1/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	(34,205)
1/31/2016	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	(1)	(24,000)
1/31/2017				(1)	(24,000)
Total					72,000	(34,205)

1.     In January 201, the portion of a debt designated as hedging instrument was settled.

The movement in the amounts related to net investment hedge recognized in shareholders’ equity as of September 30, 2017 is as follows:

	12/31/2016	Movement	Realization	9/30/2017
Net investment hedge accounting	(57,804)	23,599		(34,205)
Fair value of net investment hedge in foreign operations	(57,804)	23,599		(34,205)

As of September 30, 2017, the hedging relationships established by the Company were effective, according to prospective tests conducted. Therefore, no reversal for hedge ineffectiveness was recognized.

12.c) Sensitivity analysis

We present below the sensitivity analysis of foreign exchange rate and interest rate risks.

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•       Sensitivity analysis of derivative financial instruments and consolidated foreign exchange exposure

The Company considered scenarios 1 and 2 as 25% and 50% deterioration for currency volatility using as reference the closing exchange rate as of September 30, 2017.

The currencies used in the sensitivity analysis and their scenarios are shown below:

				9/30/2017
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3.1680	3.2909	3.9600	4.7520
EUR	3.7430	3.9033	4.6788	5.6145

			9/30/2017
Interest	Interest rate	Scenario 1	Scenario 2
CDI	8.14%	10.18%	12.21%
TJLP	7.00%	8.75%	10.50%
LIBOR	1.51%	1.88%	2.26%

The effects on profit or loss, considering scenarios 1 and 2, are shown below:

					9/30/2017
Instruments	Notional	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	1,392,667	Dollar	171,159	1,102,992	2,205,984

Currency position	(3,134,617)	Dollar	(385,244)	(2,482,617)	(4,965,234)
(not including exchange derivatives above)

Consolidated exchange position	(1,741,950)	Dollar	(214,085)	(1,379,625)	(2,759,250)
(including exchange derivatives above)

Net Investment hedge accounting	72,000	Euro	11,542	67,374	134,748

Currency position	(76,634)	Euro	(12,284)	(71,710)	(143,420)

Consolidated exchange position	(4,634)	Euro	(742)	(4,336)	(8,672)
(including exchange derivatives above)

 (*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – depreciation of Real in 3.88% / Real x Euro – depreciation of Real in 4.28%. Source: quotations from Central Bank of Brazil on 12/20/2017.

•       Sensitivity analysis of changes in interest rates

The Company considered the scenarios 1 and 2 as 25% and 50% for the sensitivity analysis as of September 30, 2017.

						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	7.00		(1,016,341)	(3,042)	(17,786)	(35,572)
Libor	1.51		(4,876,608)	(72,871)	(18,360)	(36,720)
CDI	8.14	431,024	(13,750,383)	(274,486)	(271,049)	(542,098)

 (*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of September 30, 2017 recorded in the Company´s assets and liabilities.

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12.d) Liquidity risk

The following table shows the contractual maturities of financial liabilities, including accrued interest.

					Consolidated
At September 30, 2017	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	4,009,857	9,675,257	11,392,958	3,991,380	29,069,452
Trade payables	2,249,151				2,249,151
Dividends and interest on capital (note 13)	484,706				484,706

IV - Fair values of assets and liabilities as compared to their carrying amounts

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		9/30/2017		12/31/2016
	Carrying amount	Fair value (*)	Carrying amount	Fair value (*)
Perpetual bonds	3,172,312	2,404,684	3,263,536	1,702,134
Fixed Rate Notes	5,418,762	5,531,052	5,666,506	4,907,339

 (*) Source: Bloomberg

13.   OTHER PAYABLES

The group of other payables classified in current and noncurrent liabilities is comprised as follows:

			Consolidated			Parent Company
	Current		Non-current		Current		Non-current
	9/30/2017	12/31/2016	9/30/2017	12/31/2016	9/30/2017	12/31/2016	9/30/2017	12/31/2016
Payables to related parties (note 17 a)	571	10,927			208,436	182,810	47,847	67,940
Derivative financial instruments (note 12 I)		121
Exclusive funds (1)						121
Dividends and interest on capital payable (note 12 I) (2)	484,706	484,570			2,345	2,209
Advances from customers	108,414	90,720			93,977	80,652
Taxes in installments	21,455	24,444	80,217	83,312	9,415	9,397	1,450	1,524
Profit sharing – employees	39,822	211,791			19,270	148,788
Freight provision	86,440	57,586			62,546	10,764
Provision for industrial restructuring	8,353	13,000
Taxes payable			8,393	8,518			6,907	7,035
Other provision	26,726	23,162			7,915	6,890
Third party materials in our possession		288
Other payables	174,073	105,115	41,201	39,307	111,021	22,900
	950,560	1,021,724	129,811	131,137	514,925	464,531	56,204	76,499

1. Refers to derivative transactions managed by the exclusive funds.

2. Dividends payable by the subsidiary CSN Mineração.

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14.   INCOME TAX AND SOCIAL CONTRIBUTION

14.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

				Consolidated
	Nine months ended		Three months ended
	9/30/2017	9/30/2016	9/30/2017	9/30/2016
Income tax and social contribution income (expense)
Current	(277,719)	(131,201)	(90,905)	(77,111)
Deferred	(132,171)	(133,416)	(37,309)	(45,685)
	(409,890)	(264,617)	(128,214)	(122,796)

				Parent Company
	Nine months ended		Three months ended
	9/30/2017	9/30/2016	9/30/2017	9/30/2016
Income tax and social contribution income (expense)
Current		(51)
Deferred	6,653	5,820	5,732	3,321
	6,653	5,769	5,732	3,321

The reconciliation of consolidated and parent company income tax and social contribution expenses and the result from applying the tax rate to profit before income tax and social contribution are as follows:

				Consolidated
	Nine months ended		Three months ended
	9/30/2017	9/30/2016	9/30/2017	9/30/2016
(Loss)/Profit before income tax and social contribution	143,733	(525,922)	384,398	63,029
'Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(48,869)	178,813	(130,695)	(21,430)
Adjustment to reflect the effective rate:
Equity pickup	37,826	33,076	13,919	11,585
Profit with differentiated rates or untaxed	(44,025)	(310,782)	(76,006)	47,393
Transfer pricing adjustment	(10,652)	(25,569)	(3,074)	(12,541)
Tax loss carryforwards without recognizing deferred taxes	(535,589)	(907,806)	(151,909)	(116,546)
Limit of Indebtedness	(29,209)	(27,391)	(12,780)	(8,710)
Unrecorded deferred taxes on temporary differences	533,696	647,432	220,322	(55,888)
Reversal of estimated losses for deferred income and social contribution tax credits	(327,319)	141,348	23,800	28,726
Tax incentives	4,977		1,267
Other permanent deductions (additions)	9,274	6,262	(13,058)	4,615
Income tax and social contribution in profit for the period	(409,890)	(264,617)	(128,214)	(122,796)
Effective tax rate	285%	-50%	33%	195%

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				Parent Company
	Nine months ended		Three months ended
	9/30/2017	9/30/2016	9/30/2017	9/30/2016
(Loss)/Profit before income tax and social contribution	(353,951)	(851,566)	220,734	(94,582)
'Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	120,343	289,532	(75,050)	32,158
Adjustment to reflect the effective rate:
Equity pickup	188,697	(167,830)	5,015	106,539
Tax loss carryforwards without recognizing deferred taxes	(493,669)	(883,415)	(144,214)	(106,725)
Limit of Indebtedness	(29,209)	(27,391)	(12,780)	(8,710)
Unrecorded deferred taxes on temporary differences	532,403	637,152	222,067	(62,994)
Reversal of estimated losses for deferred income and social contribution tax credits	(327,319)	141,348	23,800	28,726
Other permanent deductions (additions)	15,407	16,373	(13,106)	14,327
Income tax and social contribution in profit for the period	6,653	5,769	5,732	3,321
Effective tax rate	2%	1%	-3%	4%

Currently, there are no sufficiently strong evidences to support the recognition of tax credits. For this reason, we maintained the recognition of tax credits arising from income tax and social contribution losses up to the limit of 30% of the deferred tax liabilities.

14.b) Deferred income tax and social contribution:

Deferred income tax and social contribution are calculated on income tax and social contribution losses and the corresponding temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements:

			Consolidated
	Opening balance	Movement			Closing balance
	12/31/2016	Comprehensive income	P&L	Others	9/30/2017
Deferred tax assets
Income tax losses	970,800		377,942		1,348,742
Social contribution tax losses	340,629		137,201		477,830
Temporary differences	(2,288,175)	(7,786)	(647,663)	130	(2,943,494)
- Provision for tax, social security, labor, civil and environmental risks	256,936		7,765		264,701
- Provision for environmental liabilities	95,048		(19,422)		75,626
- Assets impairment losses	93,908		585		94,493
- Inventory impairment losses	35,703		976		36,679
-(Gain)/loss in financial instruments	(2,300)		658		(1,642)
- (Gains)/losses on available for sale financial assets	705,929	(208,944)			496,985
- Actuarial liability (pension and healthcare plan)	134,578		70,806		205,384
- Accrued supplies and services	123,101		6,941		130,042
- Allowance for doubtful accounts	42,008		(3,471)		38,537
- Goodwill on merger	815		(155)		660
- Unrealized exchange differences (1)	1,589,651	9,634	(234,092)		1,365,193
- (Gain) in loss of control of the Transnordestina	(92,180)				(92,180)
- Cash Flow Hedge Accounting	148,471	(58,584)			89,887
- Fair Value acquisition of SWT/CBL	(199,001)	(16,214)	19,720		(195,495)
- Unrecognized deferred taxes	(1,324,437)	111,358	(38,768)		(1,251,847)
- Estimated (losses)/Reversals to deferred tax credits	(3,013,730)	156,170	(327,318)		(3,184,878)
- Business Combination	(1,072,824)		27,720		(1,045,104)
- Others	190,149	(1,206)	(159,608)	130	29,465
Total	(976,746)	(7,786)	(132,520)	130	(1,116,922)

Total Deferred Assets	70,151				51,052
Total Deferred Liabilities	(1,046,897)				(1,167,974)
Total Deferred	(976,746)				(1,116,922)

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			Parent Company
	Opening balance	Movement		Closing balance
	12/31/2016	Comprehensive income	P&L	9/30/2017
Deferred tax assets
Income tax losses	802,813		441,889	1,244,702
Social contribution tax losses	280,164		160,191	440,355
Temporary differences	(1,670,334)	9,634	(595,427)	(2,256,127)
- Provision for tax, social security, labor, civil and environmental risks	219,595		(10,737)	208,858
- Provision for environmental liabilities	92,802		(19,721)	73,081
- Assets impairment losses	62,398		(2,285)	60,113
- Inventory impairment losses	12,686		169	12,855
-(Gain)/loss in financial instruments	(2,300)		658	(1,642)
- (Gains)/losses on available for sale financial assets	705,929	(208,944)		496,985
- Actuarial liability (pension and healthcare plan)	137,023		70,806	207,829
- Accrued supplies and services	93,760		(1,827)	91,933
- Allowance for doubtful accounts	27,714		(3,380)	24,334
- Unrealized exchange differences (1)	1,657,193	9,634	(210,658)	1,456,169
- (Gain) in loss of control of the Transnordestina	(92,180)			(92,180)
- Cash Flow Hedge Accounting	148,471	(58,584)		89,887
- Unrecognized deferred taxes	(1,115,571)	111,358	(34,333)	(1,038,546)
- Estimated (losses)/Reversals to deferred tax credits	(3,013,730)	156,170	(327,318)	(3,184,878)
- Business Combination	(721,993)			(721,993)
- Deferred taxes over business combination - CGPAR	(22,609)		22,609
- Deferred taxes on amortization of surplus value - CGPAR	1,340		(1,340)
- Others	139,138		(78,070)	61,068
Total	(587,357)	9,634	6,653	(571,070)

Total Deferred Liabilities	(587,357)			(571,070)
Total Deferred	(587,357)			(571,070)

 (1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution.

In its corporate structure, the Company has foreign subsidiaries whose profits are subject to income tax in the countries where they were established at rates lower than those prevailing in Brazil. In the period from 2012 to the 3nd quarter of 2017, these foreign subsidiaries generated profits amounting to R$ 1,963,161. If the tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, these, if due, would total approximately R$ 486,440.

The Company, based on its legal counsel’s opinion, assessed as possible the likelihood of loss in the event of challenge by the tax authorities and, therefore, no provision was recognized in the financial statements.

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14.c) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

	Consolidated		Parent Company
	9/30/2017	12/31/2016	9/30/2017	12/31/2016
Income tax and social contribution
Actuarial gains on defined benefit pension plan	30,322	30,234	33,400	33,400
Losses estimated for deferred income and social contribution tax credits - actuarial gains	(33,400)	(33,400)	(33,400)	(33,400)
Changes in the fair value on available-for-sale financial assets	(242,681)	(33,796)	(242,681)	(33,796)
Losses estimated for deferred income and social contribution tax assets - available for sale assets	242,681	33,796	242,681	33,796
Exchange differences on translating foreign operations	(415,876)	(425,510)	(415,876)	(425,510)
Cash flow hedge accounting	53,109	109,813	53,109	109,813
Losses estimated for deferred income and social contribution tax credits - cash flow hedge	(53,109)	(109,813)	(53,109)	(109,813)
	(418,954)	(428,676)	(415,876)	(425,510)

15.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

As of September 30, 2017, the information on judicial deposits and lawsuits has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2016. The details of the provisioned amounts and the related judicial deposits are presented below:

			Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	9/30/2017	12/31/2016	9/30/2017	12/31/2016	9/30/2017	12/31/2016	9/30/2017	12/31/2016
Tax	109,406	119,523	69,160	62,035	50,341	70,979	53,882	48,831
Social security	73,459	62,574	48,614	48,614	71,974	61,594	48,614	48,614
Labor	448,506	485,422	212,024	186,823	343,425	381,255	170,704	156,978
Civil	148,546	137,857	23,295	23,179	120,668	110,420	16,759	16,395
Environmental	38,743	7,716	2,220	2,220	33,600	2,370	2,220	2,220
Deposit of a guarantee			9,571	8,387
	818,660	813,092	364,884	331,258	620,008	626,618	292,179	273,038

The movement in the provision for tax, social security, labor, civil and environmental risks in the period ended September 30, 2017 is as follows:

					Consolidated
				Current + Non-current
Nature	12/31/2016	Additions	Accrued charges	Net utilization of reversal	9/30/2017
Tax	119,523	10,658	6,927	(27,702)	109,406
Social security	62,574	8,222	2,663		73,459
Labor	485,422	27,107	24,923	(88,946)	448,506
Civil	137,857	2,050	12,060	(3,421)	148,546
Environmental	7,716	32,471	229	(1,673)	38,743
	813,092	80,508	46,802	(121,742)	818,660

					Parent Company
				Current + Non-current
Nature	12/31/2016	Additions	Accrued charges	Net utilization of reversal	9/30/2017
Tax	70,979	3,342	3,724	(27,704)	50,341
Social security	61,594	8,222	2,158		71,974
Labor	381,255	18,629	17,771	(74,230)	343,425
Civil	110,420	594	10,128	(474)	120,668
Environmental	2,370	31,145	110	(25)	33,600
	626,618	61,932	33,891	(102,433)	620,008

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The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, this provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Central Bank’s policy rate).

▪  Other administrative and judicial proceedings

The table below shows a summary of the main matters classified as possible risk compared with the balances as of September 30, 2017 and December 31, 2016.

		Consolidated
	9/30/2017	12/31/2016
Assesment and imposition of fine (AIIM) - Income tax and social contribution - Capital gain on sale of Namisa's shares	8,853,353	8,415,142

Income tax / Social contribution - Assesment and Imposition of Fine (AIIM) - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by Namisa.	2,592,927	2,457,855

Assessment Notice and Imposition of Fine (AIIM) - Income tax / Social contribution - gloss of interest on prepayment arising from supply contracts of iron ore and port services	2,468,930	2,327,499

Notices of violation and imposition of fine - Income taxes and socialm contribution due to profits from foreign subsidiaries years 2008,2010 and 2011	1,835,999	1,644,898

Tax foreclosures - ICMS - Electricity credits	905,280	838,192

Installments MP 470 - alleged insufficiency of tax losses	695,189	652,553

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS e IPI	1,664,366	1,505,079

Disallowance of the ICMS credits - Transfer of iron ore	491,011	570,997

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	270,234	279,511

Disallowance of the tax losses arising on adjustments to the SAPLI	485,156	455,214

Assessment Notice - ICMS - shipping and return merchandise for Industrialization	803,992	749,492

Assessment Notice- Income tax- Capital Gain of CFM vendors located outside	199,903	185,249

CFEM – Divergence on the understanding between CSN and DNPM on the calculation basis	369,871	348,512

Other tax (federal, state, and municipal) lawsuits	2,914,938	2,727,258

Social security lawsuits	275,990	263,951

Law suit applied by Brazilian antitrust authorities (CADE)	97,700	96,316

Other civil lawsuits	1,348,745	814,440

Labor and social security lawsuits	1,423,687	1,138,155

Environmental lawsuits	396,804	375,272

	28,094,074	25,845,585

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The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recognized in conformity with Management’s judgment and accounting practices adopted in Brazil.

16.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The information on provision for environmental liabilities and asset retirement obligations has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2016 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of September 30, 2017.

The balance of the provision for environmental liabilities and asset retirement obligation (ARO) is as follows:

		Consolidated		Parent Company
	9/30/2017	12/31/2016	9/30/2017	12/31/2016
Environmental liabilities	222,769	273,475	215,260	265,772
Asset retirement obligations	79,601	73,589	598
	302,370	347,064	215,858	265,772

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17.   RELATED-PARTY BALANCES AND TRANSACTIONS

The information on related-party transactions has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2016.

17.a) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction

	Consolidated
	Current		Non current		Total
	9/30/2017	12/31/2016	9/30/2017	12/31/2016	9/30/2017	12/31/2016
Assets
Trade receivables (note 5)	118,696	129,837			118,696	129,837
Dividends receivable (note 5)	74,911	37,679			74,911	37,679
Actuarial asset (note 7)			95,701	119,854	95,701	119,854
Short-term investments/Investments	34,595	315,319			34,595	315,319
Loans (note 7)	2,382		502,976	479,960	505,358	479,960
Other receivables (note 7)	3,576	5,768	30,895	32,020	34,471	37,788
	234,160	488,603	629,572	631,834	863,732	1,120,437
Liabilities
Other payables (note 13)
Accounts payable	571	10,927			571	10,927
Trade payables	93,149	50,623			93,149	50,623
Actuarial liabilities			28,004	28,004	28,004	28,004
	93,720	61,550	28,004	28,004	121,724	89,554

	9/30/2017	9/30/2016
Statement of Income
Revenues
Sales	654,103	610,287
Interest (note 23)	49,319	43,700
Expenses
Purchases	(876,582)	(748,007)
Interest		(130)
Foreign exchange and monetary variation, net	(4,106)	(19,043)
	(177,266)	(113,193)

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•       By company

											Consolidated
	Assets			Liabilities			Statement of Income
	Current	Non current	Total	Current	Non current	Total	Sales	Purchases	Financial income (expenses), net	Foreign exchange and monetary variation, net	Total

Joint-venture and Joint-operation
Itá Energética S.A.				2,652		2,652		(24,144)			(24,144)
MRS Logística S.A.	74,653		74,653	56,835		56,835		(692,985)			(692,985)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	9		9	25,237		25,237	37	(114,683)			(114,646)
Transnordestina Logística S.A (1)	247	502,976	503,223	4,147		4,147	2,916	(6,280)	42,375		39,011
	74,909	502,976	577,885	88,871		88,871	2,953	(838,092)	42,375		(792,764)
Other related parties
CBS Previdência		95,701	95,701		28,004	28,004
Fundação CSN	1,829		1,829	252		252	13	(2,240)			(2,227)
Usiminas								(16)			(16)
Banco Fibra (2)	34,595		34,595						5,005	(4,106)	899
Panatlântica (3)	111,816	1,875	113,691	4,597		4,597	609,740	(31,258)			578,482
Ibis Participações e Serviços								(4,756)			(4,756)
Partifib Projetos Imobiliários	213		213				1,842				1,842
Vicunha Imóveis Ltda.								(174)			(174)
Vicunha Serviços Ltda.								(46)			(46)
	148,453	97,576	246,029	4,849	28,004	32,853	611,595	(38,490)	5,005	(4,106)	574,004
Associates
Arvedi Metalfer do Brasil S.A.	10,798	29,020	39,818				39,555		1,939		41,494
Total at 9/30/2017	234,160	629,572	863,732	93,720	28,004	121,724	654,103	(876,582)	49,319	(4,106)	(177,266)
Total at 12/31/2016	488,603	631,834	1,120,437	61,550	28,004	89,554	878,992	(1,099,851)	57,779	(18,398)	(181,478)
Total at 9/30/2016							610,287	(748,007)	43,570	(19,043)	(113,193)

1.    Transnordestina Logística S.A: Assets: Refers mainly to loan agreements in R$: Interest from 102.0% to 115.0% of the CDI. As of September 30, 2017, the loans amounted to R$502,975 (R$459,762 as of December 31, 2016).

2.    Banco Fibra S.A: Assets: Refers to financial investments in time deposits.

3.    Panatlantica: Receivables from the sale of steel products.

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•       By transaction

						Parent Company
	Current		Non current		Total
	9/30/2017	12/31/2016	9/30/2017	12/31/2016	9/30/2017	12/31/2016
Assets
Trade receivables (1) (note 5)	1,045,864	1,034,098			1,045,864	1,034,098
Dividends receivable (note 5)	875,707	873,473			875,707	873,473
Actuarial asset (note 7)			90,676	109,106	90,676	109,106
Empréstimos (note 7)	34,038	25,602	394,446	375,716	428,484	401,318
Short-term investments/Investments (2)	55,321	811,990	114,658	81,382	169,979	893,372
Exclusive funds (note 7)	79				79
Other receivables(3) (note 7)	20,942	132,384	330,946	311,414	351,888	443,798
	2,031,951	2,877,547	930,726	877,618	2,962,677	3,755,165
Liabilities
Borrowings and Financing
Prepayment (note 11)	47,268	72,128	4,650,586	4,876,840	4,697,854	4,948,968
Intercompany bonds (note 11)	69,650	27,044	3,290,951	3,385,587	3,360,601	3,412,631
Intercompany loans (note 11)	1,059,676	149,654	1,552,322	2,719,420	2,611,998	2,869,074
	1,176,594	248,826	9,493,859	10,981,847	10,670,453	11,230,673
Other payables (note 13)
Accounts payable (4)	208,436	182,810	47,847	67,940	256,283	250,750
Exclusive funds (2) (note 13)		121				121
Trade payables	264,780	141,048			264,780	141,048
Actuarial liabilities			28,004	28,004	28,004	28,004
	473,216	323,979	75,851	95,944	549,067	419,923

	9/30/2017	9/30/2016
Statement of income
Revenues
Sales/Others	2,434,367	2,075,902
Interest (note 23)	41,059	27,989
Exclusive funds (note 23)	47,332
Foreign exchange and monetary variation, net	(4,157)
Expenses
Purchases	(1,556,277)	(1,021,215)
Interests (note 23)	(384,908)	(387,998)
Foreign exchange and monetary variation, net	303,757	(2,070,443)
Exclusive funds (note 23)		(687,971)
	881,173	(2,063,736)

1.    Receivables from sales of goods and services between the parent company, subsidiaries and joint ventures.

2.     Assets: Financial investments classified in current total R$ 55,321 as of September 30, 2017 (R$811,990 as of December 31, 2016) and investments in Usiminas shares classified as available-for-sale investments, in noncurrent, total R$114,658 (R$81,382 as of December 31, 2016).

3.    Noncurrent: Refers mainly to advance for future capital increases, dividends receivable and receivables from acquisition of debentures.

4.     Current: Refers mainly to commission and logistics expenses related to sales of steel for resale through its subsidiary CSN LLC.

 .    Noncurrent: Refers mainly to assignment of credits from income tax and social contribution losses with Ferrovia Transnordestina Logistica

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•       By company

								Parent Company
	Assets			Liabilities			Statement of Income
	Current	Non current	Total	Current	Non current	Total	Sales/Others	Purchases	Financial income(expenses), net	Foreign exchange and monetary variation, net	Total

Subsidiaries
Companhia Metalúrgica Prada (1)	227,300	121,336	348,636	12,683	196	12,879	554,158	(48,203)			505,955
Estanho de Rondônia S.A.	8,779	1,766	10,545				563	(17,737)	492		(16,682)
Sepetiba Tecon S.A.	35,070	89,677	124,747	23,551		23,551		(77,446)	2,034		(75,412)
Minérios Nacional S.A.		18,275	18,275
CSN Mineração S.A. (2)	1,040,870		1,040,870	133,921		133,921	80,239	(779,713)			(699,474)
CSN Energia S.A.	116		116					(247,762)			(247,762)
Ferrovia Transnordestina Logística S.A.	26	21,557	21,583		47,653	47,653	132			(4,677)	(4,545)
Companhia Siderúrgica Nacional, LLC (3)	374,259		374,259	264,794		264,794	726,651	(11,208)		(9,552)	705,891
CSN Europe Lda.									(2,157)	3,312	1,155
CSN Resources S.A. (4)				1,168,755	7,131,759	8,300,514			(328,233)	231,169	(97,064)
Lusosider Aços Planos, S.A.	130,804		130,804	160		160	459,335			5,395	464,730
CSN Islands XI Corp. (5)					1,013,760	1,013,760				29,152	29,152
CSN Islands XII Corp. (6)				7,840	1,348,338	1,356,178			(45,955)	41,837	(4,118)
CSN Ibéria Lda.									(8,564)	2,964	(5,600)
Companhia de Embalagens Metálicas MMSA	5,404	44,859	50,263
Companhia Florestal do Brasil		2,581	2,581
Stahlwerk Thüringen GmbH				18		18
CGPAR Construção Pesada S.A.								(12,209)			(12,209)
	1,822,628	300,051	2,122,679	1,611,722	9,541,706	11,153,428	1,821,078	(1,194,278)	(382,383)	299,600	544,017
Joint-venture and Joint-operation
MRS Logística S.A.	37,186		37,186	16,550		16,550		(250,617)			(250,617)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	9		9	16,816		16,816	37	(74,462)			(74,425)
Transnordestina Logística S.A.	247	394,446	394,693						33,399		33,399
	37,442	394,446	431,888	33,366		33,366	37	(325,079)	33,399		(291,643)
Other related parties
CBS Previdência		90,676	90,676		28,004	28,004
Fundação CSN	1,829		1,829	125		125	13	(686)			(673)
Banco Fibra	50		50						3,196		3,196
Panatlântica	111,816	1,875	113,691	4,597		4,597	609,740	(31,258)			578,482
Ibis Participações e Serviços								(4,756)			(4,756)
Partifib Projetos Imobiliários	213		213				1,842				1,842
Vicunha Imóveis Ltda.								(174)			(174)
Vicunha Serviços Ltda.								(46)			(46)
	113,908	92,551	206,459	4,722	28,004	32,726	611,595	(36,920)	3,196		577,871
Associates
Arvedi Metalfer do Brasil S.A.	2,623	29,020	31,643				1,657		1,939		3,596

Exclusive funds
Diplic II, Caixa Vertice e VR1 (7)	55,350	114,658	170,008						47,332		47,332

Total at 9/30/2017	2,031,951	930,726	2,962,677	1,649,810	9,569,710	11,219,520	2,434,367	(1,556,277)	(296,517)	299,600	881,173
Total at 12/31/2016	2,877,547	877,618	3,755,165	572,805	11,077,791	11,650,596
Total at 9/30/2016							2,075,902	(1,021,215)	(1,047,980)	(2,070,443)	(2,063,736)

1.         Companhia Metalúrgica Prada: Refers mainly to receivables in the amount of R$227,300 as of September 30, 2017, and debentures from the indirect subsidiary CBL in the amount of R$121,336.

2.         CSN Mineração: Assets: Refers mainly to dividends receivable of R$843,770 and transfer of administrative expenses amounting to R$191,545.

Liabilities: Payables from purchases of iron ore and port services.

3.         Companhia Siderurgica Nacional, LLC: Receivables of R$374,259 as of September 30, 2017 (R$479,625 as of December 31, 2016), related to sale of steel for resale.

4.      CSN Resources SA: Prepayment, Fixed Rate Notes and Intercompany Bonds contracts in dollar. As of September 30, 2017, loans total R$7,131,759 (R$8,495,912 as of December 31, 2016).

5.      CSN Islands XI Corp.: Intercompany contracts in US dollars. As of September 30, 2017, loans total R$1,013,760 (R$1,042,912 as of December 31, 2016).

6.    CSN Islands XII Corp.: Refers mainly to prepayment contracts and Intercompany contracts in dollar. As of September 30, 2017, the loans total R$1,356,178 (R$1,489,631 as of December 31, 2016).

7.    Exclusive funds: Current assets: Refers mainly to investments in government securities and CDBs, of which R$30,014 million in CDBs at Banco Fibra. Noncurrent assets: Refers to Usiminas S.A. shares. The funds VR1 and Diplic II are managed by Taquari Asset.

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17.b) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of September 30, 2017.

	9/30/2017	9/30/2016
	Statement of Income
Short-term benefits for employees and officers (*)	35,568	67,797
Post-employment benefits	85	256
	35,653	68,053

 (*) The compensation of key management personnel in 2016 includes payments of contracts with executives that were linked to parameters that were achieved mainly in the first quarter 2016.

18.   SHAREHOLDERS’ EQUITY

18.a) Paid-in capital

Fully subscribed and paid-in capital as of September 30, 2017 and December 31, 2016 is R$4,540,000 comprising 1,387,524,047 book-entry common shares without par value. Each common share entitles to one vote in resolutions of the General Meeting.

18.b) Authorized capital

The Company’s bylaws in effect as of September 30, 2017 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

18.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6,404/76, up to the ceiling of 20% of the share capital.

18.d) Ownership structure

As of September 30, 2017, the Company’s ownership structure was as follows:

			9/30/2017			12/31/2016
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	682,855,454	49.21%	50.32%	682,855,454	49.21%	50.32%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.29%	58,193,503	4.19%	4.29%
CFL Participações S.A. (*)	3,977,536	0.29%	0.29%	3,977,536	0.29%	0.29%
Vicunha Textil S.A. (*)	4,927,000	0.36%	0.36%	4,927,000	0.36%	0.36%
Caixa Beneficente dos Empregados da CSN - CBS	20,143,031	1.45%	1.48%	20,143,031	1.45%	1.48%
BNDES Participações S.A. - BNDESPAR	8,794,890	0.63%	0.65%	8,794,890	0.63%	0.65%
NYSE (ADRs)	323,546,664	23.32%	23.84%	323,546,664	23.32%	23.84%
B3 - Brasil, Bolsa, Balcão	254,694,969	18.36%	18.77%	254,694,969	18.36%	18.77%
	1,357,133,047	97.81%	100.00%	1,357,133,047	97.81%	100.00%
Treasury shares	30,391,000	2.19%		30,391,000	2.19%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

 (*) Controlling group companies.

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18.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation		Balance in treasury
1º	3/13/2014	70,205,661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9.22 e R$ 9.45	2,350,000			2,350,000
2º	4/15/2014	67,855,661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8.70 e R$ 9.48	9,529,500			11,879,500
3º	5/23/2014	58,326,161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8.61 e R$ 9.72	31,544,500			43,424,000
4º	6/26/2014	26,781,661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9.33 e R$ 11.54	26,781,661			70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000	(1)	10,205,661
5º	7/18/2014	64,205,661	From 7/18/2014 to 8/18/2014	R$ 11.40	R$ 11.40	240,400			10,446,061
	8/19/2014			Not applicable	Not applicable		10,446,061	(1)
6º	8/19/2014	63,161,055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9.47 e R$ 10.07	6,791,300			6,791,300
7º	9/29/2014	56,369,755	From 9/29/2014 to 12/29/2014	R$ 7.49	R$ 4.48 e R$ 9.16	21,758,600			28,549,900
8º	12/30/2014	34,611,155	From 12/31/2014 to 3/31/2015	R$ 5.10	R$ 4.90 e R$ 5.39	1,841,100			30,391,000
9º (*)	03/31/2015	32,770,055	From 4/01/2015 to 6/30/2015

 (*) There was no share buyback in this program.

As of September 30, 2017, the position of the treasury shares was as follows:

Quantity purchased (in units)	Amount	Share price			Share
	paid for				market price
	the shares	Minimum	Maximum	Average	as of 9/30/2017 (*)
30,391,000	R$ 238,976	R$ 4.48	R$ 10.07	R$ 7.86	R$288,715

 (*) The last share average quotation on B3 - Brasil, Bolsa, Balcão as of September 30, 2017 of R$ 9.50 per share was used.

18.f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, in compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

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18.g) Earnings/(loss) per share:

Basic earnings/(loss) per share were calculated based on the profit/loss attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

				Parent Company
	Nine months ended		Three months ended
	9/30/2017	9/30/2016	9/30/2017	9/30/2016
	Common Shares		Common Shares
(Loss) profit for the year
Continued operations	(347,298)	(845,797)	226,466	(91,261)
Discontinued operations		(6,786)		(6,984)
	(347,298)	(852,583)	226,466	(98,245)
Weighted average number of shares	1,357,133,047	1,357,133,047	1,357,133,047	1,357,133,047
Basic and diluted EPS
Continued operations	(0.25591)	(0.62322)	0.16687	(0.06725)
Discontinued operations		(0.00500)		(0.00515)
	(0.25591)	(0.62822)	0.16687	(0.07240)

19.   PAYMENT TO SHAREHOLDERS

The following table shows the history of dividends approved and paid:

Year	Approval Year	Dividends	Total	Year	Payment Year	Dividends	Total
2014	2014	700,000	700,000	2014	2014	424,939	424,939
2015	2015	275,000	275,000		2015	274,917	274,917
				2015	2015	274,918	274,918
					2016	53
Total approved		975,000	975,000	Total Paid		974,827	974,774

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20.   NET SALES REVENUE

Net sales revenue is comprised as follows:

				Consolidated
	Nine months ended		Three months ended
	9/30/2017	9/30/2016	9/30/2017	9/30/2016
Gross revenue
Domestic market	8,354,389	7,371,413	3,067,989	2,759,992
Foreign market	7,330,364	7,178,900	2,472,551	2,407,216
	15,684,753	14,550,313	5,540,540	5,167,208
Deductions
Sales returns and discounts	(187,349)	(146,206)	(48,787)	(43,733)
Taxes on sales	(1,965,528)	(1,773,754)	(682,082)	(654,235)
	(2,152,877)	(1,919,960)	(730,869)	(697,968)
Net revenue	13,531,876	12,630,353	4,809,671	4,469,240

			Parent Company
	Nine months ended		Three months ended
	9/30/2017	9/30/2016	9/30/2017	9/30/2016
Gross revenue
Domestic market	7,762,003	6,945,805	2,914,341	2,653,390
Foreign market	1,849,463	1,247,918	651,146	287,914
	9,611,466	8,193,723	3,565,487	2,941,304
Deductions
Sales returns and discounts	(185,567)	(131,468)	(56,103)	(40,483)
Taxes on sales	(1,753,871)	(1,604,820)	(631,130)	(612,700)
	(1,939,438)	(1,736,288)	(687,233)	(653,183)
Net revenue	7,672,028	6,457,435	2,878,254	2,288,121

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21.   EXPENSES BY NATURE

				Consolidated
	Nine months ended		Three months ended
	9/30/2017	9/30/2016	9/30/2017	9/30/2016
Raw materials and inputs	(4,012,735)	(3,292,835)	(1,440,117)	(1,170,470)
Labor cost	(1,737,857)	(1,861,056)	(593,324)	(576,707)
Supplies	(1,070,112)	(1,047,124)	(394,696)	(314,546)
Maintenance cost (services and materials)	(870,670)	(935,975)	(330,235)	(287,218)
Outsourcing services	(2,449,525)	(2,643,093)	(840,666)	(889,847)
Depreciation, amortization and depletion	(1,089,945)	(922,985)	(344,291)	(311,351)
Other	(356,121)	(397,429)	(144,325)	(130,121)
	(11,586,965)	(11,100,497)	(4,087,654)	(3,680,260)

Classified as:
Cost of sales and services	(10,016,303)	(9,470,412)	(3,596,936)	(3,157,057)
Selling expenses	(1,263,611)	(1,247,971)	(414,544)	(405,411)
General and administrative expenses	(307,051)	(382,114)	(76,174)	(117,792)
	(11,586,965)	(11,100,497)	(4,087,654)	(3,680,260)

				Parent Company
	Nine months ended		Three months ended
	9/30/2017	9/30/2016	9/30/2017	9/30/2016
Raw materials and inputs	(3,505,045)	(2,468,848)	(1,306,308)	(935,172)
Labor cost	(895,250)	(1,041,077)	(312,042)	(316,876)
Supplies	(795,107)	(746,352)	(301,270)	(227,480)
Maintenance cost (services and materials)	(519,838)	(542,163)	(199,009)	(151,814)
Outsourcing services	(863,037)	(772,395)	(340,900)	(249,105)
Depreciation, amortization and depletion	(497,288)	(418,828)	(157,645)	(143,606)
Other	(61,896)	(112,689)	(30,061)	(31,381)
	(7,137,461)	(6,102,352)	(2,647,235)	(2,055,434)

Classified as:
Cost of sales and services	(6,439,752)	(5,370,811)	(2,432,348)	(1,825,749)
Selling expenses	(549,437)	(448,060)	(186,675)	(141,831)
General and administrative expenses	(148,272)	(283,481)	(28,212)	(87,854)
	(7,137,461)	(6,102,352)	(2,647,235)	(2,055,434)

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Additions to depreciation, amortization and depletion for the period were distributed as follows:

				Consolidated
	Nine months ended		Three months ended
	9/30/2017	9/30/2016	9/30/2017	9/30/2016
Production cost	1,066,111	905,767	336,564	305,689
Selling expenses	6,628	6,708	2,199	2,299
General and administrative expenses	17,206	10,510	5,528	3,363
	1,089,945	922,985	344,291	311,351
Other operational (*)	33,131	33,730	11,109	10,426
	1,123,076	956,715	355,400	321,777

				Parent Company
	Nine months ended		Three months ended
	9/30/2017	9/30/2016	9/30/2017	9/30/2016
Production cost	478,665	406,700	151,546	139,532
Selling expenses	5,519	5,522	1,825	1,914
General and administrative expenses	13,104	6,606	4,274	2,160
	497,288	418,828	157,645	143,606

 (*) Refers to the amortization of intangible assets as described in note 22.

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22.   OTHER OPERATING INCOME (EXPENSES)

				Consolidated
	Nine months ended		Three months ended
	9/30/2017	9/30/2016 Adjusted	9/30/2017	9/30/2016 Adjusted
Other operating income
Indemnities/gains on lawsuits	5,401	26,137	4,385	1,177
Rentals and leases	1,380	1,059	461	481
Dividends received	993
Extemporaneous PIS/COFINS credits		128,083		128,083
Gain on business combination		28,013		28,013
Other revenues	13,328	19,325	4,110	10,846
	21,102	202,617	8,956	168,600

Other operating expenses
Taxes and fees	(14,217)	(94,803)	(10,090)	(4,630)
Write-off / (Provision) of judicial deposits	(4,726)	(20,711)	(3,386)	(3,546)
Reversal/(Provision) of environmental liabilities	(1,963)	(2,065)	(3,187)	(1,520)
Expenses from tax, social security, labor, civil and environmental law suits	(64,868)	(115,428)	(12,884)	(43,054)
Depreciation of unused equipment and amortization of intangible assets	(33,131)	(33,730)	(11,109)	(10,426)
Write-off and net reversal losses (notes 9 and 10)	(21,600)	(61,791)	(28,782)	(34,803)
(Losses) /reversals estimated in inventories	(2,684)	(27,101)	2,069	(39,618)
Losses on spare parts	(2,737)	(8,760)	(1,076)	(1,287)
Studies and project engineering expenses	(24,932)	(21,539)	(8,015)	(8,294)
Research and development expenses	(2,909)	(1,690)	(1,250)	(522)
Advisory expenses	(874)	(20,079)	(835)	(775)
Healthcare plan expenses	(71,521)	(59,497)	(26,132)	(25,584)
Realized cash flow hedge (note 12 b)	(37,933)	(26,472)	(16,212)	(5,949)
Other expenses	(33,045)	(34,418)	14,109	3,685
	(317,140)	(528,084)	(106,780)	(176,323)
Other operating income (expenses), net	(296,038)	(325,467)	(97,824)	(7,723)

				Parent Company
	Nine months ended		Three months ended
	9/30/2017	9/30/2016 Adjusted	9/30/2017	9/30/2016 Adjusted
Other operating income
Indemnities/gains on lawsuits	4,963	3,530	4,308	957
Rentals and leases	1,110	992	371	442
Dividends received	476
Extemporaneous PIS/COFINS credits		121,090		121,090
Gain on business combination		28,013		28,013
Other revenues	5,285	3,095	1,491	1,648
	11,834	156,720	6,170	152,150

Other operating expenses
Taxes and fees	(9,575)	(13,975)	(7,981)	(873)
Write-off / (Provision) of judicial deposits	(4,642)	(11,885)	(3,186)	5,286
Expenses with environmental liabilities, net	4,034	(482)	14	(1,228)
Expenses from tax, social security, labor, civil and environmental law suits	(38,219)	(98,569)	(2,972)	(31,411)
Write-off and net reversal losses (notes 9 and 10)	521	(20,751)	(3,007)	(22)
Losses /reversals estimated in inventories	752	(10,380)	(4,517)	(9,968)
Losses on spare parts	(2,267)	(2,369)	(606)	(1,288)
Studies and project engineering expenses	(23,899)	(20,669)	(7,546)	(8,212)
Research and development expenses	(2,909)	(1,690)	(1,250)	(522)
Healthcare plan expenses	(71,323)	(59,502)	(26,174)	(25,587)
Advisory expenses	(874)	(20,065)	(835)	(775)
Realized cash flow hedge (note 12 b)	(37,933)	(26,472)	(16,212)	(5,949)
Other expenses	(9,753)	(8,779)	(344)	(5,046)
	(196,087)	(295,588)	(74,616)	(85,595)
Other operating income (expenses), net	(184,253)	(138,868)	(68,446)	66,555

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23.   FINANCIAL INCOME (EXPENSES)

				Consolidated
	Nine months ended		Three months ended
	9/30/2017	9/30/2016 Adjusted	9/30/2017	9/30/2016 Adjusted
Financial income
Related parties (note 17 a)	49,319	43,700	14,038	16,226
Income from short-term investments	131,563	223,609	34,457	86,345
Gain from derivative	28,503		10,261
Gain on repurchase of debt securities	38,861	170,275	12,116	13,946
Other income	37,824	85,411	9,969	23,906
	286,070	522,995	80,841	140,423
Financial expenses
Borrowings and financing - foreign currency	(655,595)	(706,611)	(220,493)	(218,727)
Borrowings and financing - local currency	(1,317,485)	(1,688,332)	(377,250)	(579,608)
Related parties (note 17 a)		(130)		-
Capitalized interest (notes 09 and 27)	73,955	164,942	22,710	54,067
Losses on derivatives		(362)
Interest, fines and late payment charges	(14,252)	(25,700)	(8,480)	(5,521)
Commission and bank fees	(116,981)	(118,239)	(38,971)	(49,682)
PIS/COFINS over financial income	(16,865)	(31,936)	(3,880)	(6,671)
Other financial expenses	(51,217)	(64,161)	(2,199)	(17,371)
	(2,098,440)	(2,470,529)	(628,563)	(823,513)
Foreign exchange and monetary variation, net
Monetary variation, net	1,469	(15,974)	(2,603)	203
Exchange variation, net	207,490	949,420	272,528	(64,281)
Exchange variation on derivatives	(229)	(804,696)		2,823
	208,730	128,750	269,925	(61,255)

Financial income (expenses), net	(1,603,640)	(1,818,784)	(277,797)	(744,345)

Statement of gains and (losses) on derivative transactions (note 12b)
Future Dollar BM&F		(798,364)		2,257
Dollar-to-euro swap	(229)	(6,332)		566
	(229)	(804,696)	-	2,823
Swap Pré x CDI		(299)
Swap CDI x Pré		(63)
DI Future	28,503		10,261
	28,503	(362)	10,261
	28,274	(805,058)	10,261	2,823

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				Parent Company
	Nine months ended		Three months ended
	9/30/2017	9/30/2016 Adjusted	9/30/2017	9/30/2016 Adjusted
Financial income
Related parties (note 17 b)	88,391	27,989	24,331	10,369
Income from short-term investments	63,380	69,078	18,699	33,229
Other income	84,087	55,255	59,948	22,053
	235,858	152,322	102,978	65,651
Financial expenses
Borrowings and financing - foreign currency	(170,940)	(167,840)	(57,827)	(53,153)
Borrowings and financing - local currency	(1,132,457)	(1,450,141)	(323,817)	(497,591)
Related parties (note 17 a)	(384,908)	(1,075,969)	(124,419)	(92,033)
Capitalized interest (notes 09 and 27)	17,800	96,828	5,536	33,886
Interest, fines and late payment charges	(4,130)	(7,605)	(3,590)	(409)
Commission and bank fees	(104,277)	(95,981)	(34,976)	(31,796)
PIS/COFINS over financial income	(13,551)	(25,895)	(2,970)	(6,219)
Other financial expenses	(31,350)	(40,885)	4,221	(11,615)
	(1,823,813)	(2,767,488)	(537,842)	(658,930)
Foreign exchange and monetary variation, net
Monetary variation, net	(12,198)	(14,240)	(3,274)	(3,546)
Exchange variation, net	344,837	2,055,242	481,548	(110,349)
	332,639	2,041,002	478,274	(113,895)

Financial income (expenses), net	(1,255,316)	(574,164)	43,410	(707,174)

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24.   SEGMENT INFORMATION

The segment information has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2016. Therefore, management decided not to repeat it in this condensed interim financial information.

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

								Nine months ended
								9/30/2017
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (Thou.) (*)	3,668,440	23,015,561				2,651,778	(3,975,149)
Net revenues
Domestic market	5,671,191	654,490	167,260	1,052,107	303,678	381,339	(1,895,383)	6,334,682
Foreign market	3,853,265	2,791,062					552,867	7,197,194
Total net revenue (note 20)	9,524,456	3,445,552	167,260	1,052,107	303,678	381,339	(1,342,516)	13,531,876
Cost of sales and services	(7,868,000)	(2,096,787)	(111,953)	(766,142)	(213,731)	(406,870)	1,447,180	(10,016,303)
Gross profit	1,656,456	1,348,765	55,307	285,965	89,947	(25,531)	104,664	3,515,573
General and administrative expenses	(759,662)	(122,041)	(20,136)	(68,335)	(20,211)	(58,921)	(521,356)	(1,570,662)
Depreciation	506,023	369,610	11,786	231,500	14,992	97,074	(141,040)	1,089,945
Proportionate EBITDA of joint ventures							406,247	406,247
Adjusted EBITDA	1,402,817	1,596,334	46,957	449,130	84,728	12,622	(151,485)	3,441,103

Sales by geographic area
Asia	23,297	2,630,181					552,867	3,206,345
North America	1,533,105							1,533,105
Latin America	378,812							378,812
Europe	1,891,926	159,105						2,051,031
Others	26,125	1,776						27,901
Foreign market	3,853,265	2,791,062					552,867	7,197,194
Domestic market	5,671,191	654,490	167,260	1,052,107	303,678	381,339	(1,895,383)	6,334,682
Total	9,524,456	3,445,552	167,260	1,052,107	303,678	381,339	(1,342,516)	13,531,876

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								Three months ended
								9/30/2017
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (Thou.) - (unaudited) (*)	1,300,689	7,953,856				999,973	(1,321,184)
Net revenues
Domestic market	2,133,384	217,859	59,983	364,224	102,837	141,794	(637,816)	2,382,265
Foreign market	1,265,321	986,459					175,626	2,427,406
Total net revenue (note 20)	3,398,705	1,204,318	59,983	364,224	102,837	141,794	(462,190)	4,809,671
Cost of sales and services	(2,845,261)	(718,659)	(37,239)	(242,107)	(73,661)	(150,690)	470,681	(3,596,936)
Gross profit	553,444	485,659	22,744	122,117	29,176	(8,896)	8,491	1,212,735
General and administrative expenses	(253,118)	(40,044)	(5,888)	(21,450)	(6,894)	(20,109)	(143,215)	(490,718)
Depreciation	164,760	122,498	3,950	63,239	4,997	29,745	(44,898)	344,291
Proportionate EBITDA of joint ventures							146,613	146,613
Adjusted EBITDA	465,086	568,113	20,806	163,906	27,279	740	(33,009)	1,212,921

Sales by geographic area
Asia	18,507	961,427					175,626	1,155,560
North America	528,444							528,444
Latin America	129,558							129,558
Europe	582,712	23,255						605,967
Others	6,100	1,777						7,877
Foreign market	1,265,321	986,459					175,626	2,427,406
Domestic market	2,133,384	217,859	59,983	364,224	102,837	141,794	(637,816)	2,382,265
Total	3,398,705	1,204,318	59,983	364,224	102,837	141,794	(462,190)	4,809,671

								Nine months ended
								9/30/2016
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (Thou.) (*)	3,670,243	27,792,213				2,015,765	(2,798,452)
Net revenues
Domestic market	5,000,882	373,769	145,405	995,997	201,713	362,816	(1,509,933)	5,570,649
Foreign market	3,553,403	2,891,097					615,204	7,059,704
Total net revenue (note 20)	8,554,285	3,264,866	145,405	995,997	201,713	362,816	(894,729)	12,630,353
Cost of sales and services	(7,059,177)	(2,302,736)	(107,331)	(677,624)	(147,598)	(334,320)	1,158,374	(9,470,412)
Gross profit	1,495,108	962,130	38,074	318,373	54,115	28,496	263,645	3,159,941
General and administrative expenses	(652,786)	(52,068)	(19,332)	(74,044)	(18,568)	(54,248)	(759,039)	(1,630,085)
Depreciation	499,654	337,383	9,996	169,353	12,836	45,341	(151,578)	922,985
Proportionate EBITDA of joint ventures							(151,578)	(151,578)
Adjusted EBITDA	1,341,976	1,247,445	28,738	413,682	48,383	19,589	(798,550)	2,301,263

Sales by geographic area
Asia	30,814	2,487,222					615,204	3,133,240
North America	1,490,339							1,490,339
Latin America	198,366							198,366
Europe	1,809,045	318,091						2,127,136
Others	24,839	85,784						110,623
Foreign market	3,553,403	2,891,097					615,204	7,059,704
Domestic market	5,000,882	373,769	145,405	995,997	201,713	362,816	(1,509,933)	5,570,649
Total	8,554,285	3,264,866	145,405	995,997	201,713	362,816	(894,729)	12,630,353

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								Three months ended
								9/30/2016
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (Thou.) - (unaudited) (*)	1,171,543	10,229,984				849,943	(1,057,030)
Net revenues
Domestic market	1,893,365	145,409	50,291	355,494	67,644	139,709	(551,541)	2,100,371
Foreign market	973,962	1,161,860					233,047	2,368,869
Total net revenue (note 20)	2,867,327	1,307,269	50,291	355,494	67,644	139,709	(318,494)	4,469,240
Cost of sales and services	(2,300,364)	(810,708)	(37,137)	(236,653)	(48,639)	(130,885)	407,329	(3,157,057)
Gross profit	566,963	496,561	13,154	118,841	19,005	8,824	88,835	1,312,183
General and administrative expenses	(183,489)	(15,497)	(7,723)	(23,642)	(6,588)	(19,522)	(266,742)	(523,203)
Depreciation	168,946	118,051	3,378	57,198	4,277	15,097	(55,596)	311,351
Proportionate EBITDA of joint ventures							138,223	138,223
Adjusted EBITDA	552,420	599,115	8,809	152,397	16,694	4,399	(95,280)	1,238,554

Sales by geographic area
Asia	2,614	1,047,724					233,047	1,283,385
North America	401,920							401,920
Latin America	55,867							55,867
Europe	503,239	114,136						617,375
Others	10,322							10,322
Foreign market	973,962	1,161,860					233,047	2,368,869
Domestic market	1,893,365	145,409	50,291	355,494	67,644	139,709	(551,541)	2,100,371
Total	2,867,327	1,307,269	50,291	355,494	67,644	139,709	(318,494)	4,469,240

 (*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures.

•       Adjusted EBITDA

Adjusted EBITDA is the measurement through which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, equity in results, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

Even though it is an indicator used in segment measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other companies.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

				Consolidated
	Nine months ended		Three months ended
	9/30/2017	9/30/2016	9/30/2017	9/30/2016
Net income (loss) for the year	(266,157)	(797,325)	256,184	(66,751)
Depreciation	1,089,945	922,985	344,291	311,351
Income tax and social contribution (note 14)	409,890	264,617	128,214	122,796
Financial income (expenses) (note 23)	1,603,640	1,818,784	277,797	744,345
EBITDA	2,837,318	2,215,847	1,006,486	1,118,725
Other operating income (expenses) (note 22)	296,038	325,467	97,824	7,723
Equity in results of affiliated companies	(98,500)	(88,473)	(38,002)	(26,117)
Proportionate EBITDA of joint ventures	406,247	(151,578)	146,613	138,223
Adjusted EBITDA (*)	3,441,103	2,301,263	1,212,921	1,238,554

 (*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be considered in the calculation of recurring operating cash generation.

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25.   GUARANTEES

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Other		Total
			9/30/2017	12/31/2016	9/30/2017	12/31/2016	9/30/2017	12/31/2016	9/30/2017	12/31/2016
Transnordestina Logísitca	R$	Up to 9/19/2056 and indefinite	2,544,173	2,547,937	22,214	23,007	3,866	4,866	2,570,253	2,575,810

FTL - Ferrovia Transnordestina	R$	11/15/2020	69,405	76,700					69,405	76,700

Sepetiba Tecon	R$	Indefinite					36,309	28,914	36,309	28,914

Cia Metalurgica Prada	R$	Indefinite			333	333	18,540	19,340	18,873	19,673

CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829

CSN Mineração	R$	9/22/2022	2,000,000	2,000,000			2,520	2,520	2,002,520	2,002,520

Estanho de Rondônia	R$	7/15/2022	3,153						3,153

Total in R$			4,616,731	4,624,637	25,376	26,169	61,235	55,640	4,703,342	4,706,446

CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	7/21/2020	1,200,000	1,200,000					1,200,000	1,200,000

Total in US$			2,950,000	2,950,000					2,950,000	2,950,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000

Lusosider Aços Planos	EUR	Indefinite	25,000	25,000					25,000	25,000

Total in EUR			145,000	145,000					145,000	145,000
Total in R$			9,838,272	12,135,468					9,838,272	12,135,468
			14,455,003	16,760,105	25,376	26,169	61,235	55,640	14,541,614	16,841,914

26.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health, Vehicles Fleet, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Named Peril, Export Credit, Surety Bond and Port Operator’s Civil Liability.

In 2016, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from October 30, 2016 to March 31, 2018. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and covers the following Company’s units and subsidiaries: Presidente Vargas Steelworks, CSN Mineração, Sepetiba Tecon and CSN Mining. CSN is liable for the first range of retention of US$375 million in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not audited by our independent auditors.

27.   ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

		Consolidated		Parent Company
	9/30/2017	12/31/2016	9/30/2017	12/31/2016
Income tax and social contribution paid	236,844	456,227
Addition to PP&E with interest capitalization	73,955	215,794	17,800	127,675
Capital increase with no cash effect	4,265	7,437
Capitalization with advance to future capital increase			9,844
Borrowings granted to capitalize subisidiaries	20,264		20,264	52,419
	335,328	679,458	47,908	180,094

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28.   STATEMENT OF COMPREHENSIVE INCOME

				Consolidated		Parent Company
	Nine months ended		Three months ended		Nine months ended		Three months ended
	9/30/2017	9/30/2016	9/30/2017	9/30/2016	9/30/2017	9/30/2016	9/30/2017	9/30/2016
Profit/(Loss) for the period	(266,157)	(797,325)	256,184	(66,751)	(347,298)	(852,583)	226,466	(98,245)

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial (loss) gain the defined benefit plan from investments in subsidiaries, net of taxes 88		143	30	29	88	143	30	29
	88	143	30	29	88	143	30	29

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	82,130	(386,136)	(47,328)	73,956	82,130	(386,136)	(47,328)	73,956
Assets available for sale	614,542	775,405	496,044	647,552	614,542	775,405	496,044	647,552
(Loss) / gain on the percentage change in investments	2,814	1,324		740	2,814	1,324		740
(Loss)/gain on cash flow hedge accounting	134,374	1,016,560	200,236	(56,324)	134,374	1,016,560	200,236	(56,324)
Realization of cash flow hedge accounting reclassified to income statements 37,933		26,472	16,212	5,949	37,933	26,472	16,212	5,949
(Loss)/gain on investments hedge of investments in subsidiaries					(23,599)	57,792	2,304	(10,272)
(Loss)/gain on foreign investment hedge	(23,599)	57,792	2,304	(10,272)
	848,194	1,491,417	667,468	661,601	848,194	1,491,417	667,468	661,601

	848,282	1,491,560	667,498	661,630	848,282	1,491,560	667,498	661,630

Total comprehensive income for the period	582,125	694,235	923,682	594,879	500,984	638,977	893,964	563,385

Attributable to:
Participation of controlling interest	500,984	638,977	893,964	563,385	500,984	638,977	893,964	563,385
Participation of non controlling interest	81,141	55,258	29,718	31,494
	582,125	694,235	923,682	594,879	500,984	638,977	893,964	563,385

29.   INDEPENDENT INVESTIGATION - CONSTRUCTION OF THE LONG STEEL PLANT

Considering the information from a Company’s officer published in the press in April 2017, based on testimonials made before the Court, the Audit Committee decided to hire a specialized forensic service to conduct an independent external investigation of the contractual relationship related to the construction of CSN’s Long Steel Plant (contract in which there would have been alleged undue payments, as bonus, as a form of reimbursement for payments made to political parties), and to analyze the extent of the business relationships between the contracting parties. The conclusion of the investigation is that nothing from the testimonials referred to above was confirmed, and there are no contingencies deriving from the matters investigated. Consequently, the Company understands that there is no basis to justify the setting up of a provision for losses or the disclosure of a contingency. In October 2017, complying with a determination of the Supreme Federal Court, the Federal Police started an investigation of the facts reported in those testimonials previously mentioned. To date, nothing has been found out in such investigation.

30.   EVENTS AFTER THE REPORTING PERIOD

•       Environmental notice to suspend the operations of Presidente Vargas Plant (UPV)

On December 1, 2017, the Company received an environmental notice from the INEA (State Institute of Environment) to suspend the operations of the Presidente Vargas Plant, in Volta Redonda, State of Rio de Janeiro, from December 10, 2017. The reason stated by INEA was an alleged non-observance and non-compliance by the Company with the Conduct Adjustment Agreement (TAC) signed with the environmental authorities of the State of Rio de Janeiro.

On December 7, 2017, the Company obtained a preliminary authorization to continue with its activities of the UPV for a 180-day term and, during this period, a definitive solution for this matter will be discussed between the Company and the environmental authorities.

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor’s report on review of the interim financial information

To:

Companhia Siderúrgica Nacional

São Paulo – SP

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR) for the quarter ended September 30, 2017, which comprises the balance sheet as at September 30, 2017 and the related income statement and statement of comprehensive income for the quarter and nine-month periods then ended, and the statement of changes in equity and statement of cash flows for the nine-month period then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Emphasis of matter

Ability of the jointly-controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to note 8.c) to the interim financial information, which describes the stage of completion of the new railway network by the jointly-controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction and originally scheduled to be completed by January 2017. The construction time frame is being reviewed and discussed by the relevant government bodies. The completion of the works under the project (and the consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA´s shareholders and third parties. These events and conditions, together with other issues described in said note to the interim financial information, indicate the existence of significant uncertainty that may cast significant doubt as to TLSA’s ability to continue as a going concern. Our conclusion is not qualified regarding this matter.

Other matters

Interim statements of value added

We have also reviewed the individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2017, prepared under the responsibility of the Company’s management, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of interim financial information and considered supplemental information by IFRS, which does not require the presentation of a DVA. This interim financial information was subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that it was not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Audit and review of the corresponding figures for the prior year and quarter

The figures corresponding to the year ended December 31, 2016, presented for purposes of comparison, were previously audited by another independent auditor, who issued an opinion thereon on October 27, 2017, containing emphasis-of-matter paragraphs regarding the restatement of the individual and consolidated financial statements as at December 31, 2015 and the ability of Transnordestina Logística S.A. (TLSA) to continue as a going concern, which is also an emphasis of matter in this quarter. The figures corresponding to the nine-month period ended September 30, 2016, also presented for purposes of comparison, were reviewed by other independent auditors, whose report on review of the individual and consolidated interim financial information for the quarter ended September 30, 2016 was originally issued on November 14, 2016 (without modification) and re-issued on October 27, 2017. Both restated reports were issued without modifications, containing emphasis-of-matter paragraphs regarding the restatement of the respective financial statements and TLSA´s ability to continue as a going concern (the later one emphasis is just applicable to the report re-issued on October 27, 2017).

São Paulo, December 22, 2017

Nelson Fernandes Barreto Filho

Grant Thornton Auditores Independentes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 24, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.